UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2/A
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PURE PHARMACEUTICALS CORPORATION
(Exact name of registrant as specified in its charter)

NEVADA	2834	75-3227592
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

P.O. Box 55 1594 Stone Mill Park Bellona, NY 14415 Phone: 315-849-2822 (Address and telephone number of Principal Executive Offices)
1594 Stone Mill Park Bellona, NY 14415 (Addresses of Principal Place of Business or Intended Principal Place of Business)
Agent for Service: The Corporation Trust Company of Nevada 6100 Neil Road, Suite 500 Reno, Nevada, 89511 (Name, address and telephone number of agent for service)

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [  ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Dollar Amount To Be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Stock	66,000	$0.01	66,000	7.06

(1) This price was arbitrarily determined by Pure Pharmaceuticals Corporation.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 13, 2007

PROSPECTUS

PURE PHARMACEUTICALS CORPORATION

6,600,000 SHARES OF COMMON STOCK

The selling shareholders named in this prospectus are offering all of the shares of common stock offered under this prospectus. We will not receive any proceeds from this offering.

Our shares of common stock are presently not traded on any market or securities exchange. We intend to apply to have our shares of common stock quoted for trading on the OTC Bulletin Board. However, there can be no assurance that they will be quoted for trading on the OTC Bulletin Board.

The selling shareholders will sell the shares of common stock offered under this prospectus at a price of $0.01 per share, which was arbitrarily determined by us. However, if our shares of common stock are quoted for trading on the OTC Bulletin Board, the sale price of the common stock offered under this prospectus will vary according to prevailing market prices or privately negotiated prices by the selling shareholders.

The purchase of the securities offered under this prospectus involves a high degree of risk. You should carefully review the section of this prospectus entitled "Risk Factors" beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 13, 2007

In this prospectus, references to "we", "our", "us", the "Company" or "PPC" mean Pure Pharmaceuticals Corporation, unless the context clearly suggests otherwise.

SUMMARY

This summary provides an overview of selected information contained in this prospectus. It does not contain all the information you should consider before making a decision to purchase the shares of common stock being offered. You should carefully read the more detailed information contained in this prospectus, including the section entitled "Risk Factors", before deciding to purchase the shares of common stock offered under this prospectus.

The Company

We were incorporated on September 24, 2004 under the laws of the State of Nevada. Our principal offices are located at P.O. Box 55, 1594 Stone Mill Park, Bellona, NY 14415 and our telephone number is 315-849-2822. The Company was formed primarily in order to seek business opportunities in the area of expertise of the Company's principal stockholder, Mr. Roger Gordon, biological and/or medical products for animal use.

We are a development stage company and have few assets. The Company operates in the field of generic animal health and nutrition products, specifically medicated feed additives (referred to as "MFAs"). MFAs are used preventively and therapeutically in animal feed to prevent disease and foster growth in livestock. In North America, 90% of all animal feed contains MFAs. Our intended customers for MFAs operate in the poultry, swine and cattle markets. The Company is taking a two-pronged approach to entering this market:

I.
Marketing of Third-party Owned MFAs: A Drug Identification Number (DIN) is required before anyone can market an MFA in Canada. The US Food and Drug Administration (FDA) imposes a similar requirement to market MFAs in the United States. The Company intends to market MFAs in North America and elsewhere whose DIN or similar authorization the Company has acquired from its third-party owner, either through outright assignment or a license; and

II.
Identification and Registration of Off-patent MFAs: This entails identifying, testing, and registering off-patent MFAs with a view to obtaining FDA approval (or similar authorization) for marketing the same in the United States or elsewhere. The Company is concentrating its efforts on generic (off-patent) MFAs as these are more economical to register with the requisite regulators, particularly in the United States.

Since inception, we have engaged in the following activities: (i) evaluated off-patent MFAs for registration with the FDA in the United States; (ii) negotiated and executed an agreement to use a director's (Mr. Roger Gordon) DIN to sell Oxytetracycline, an MFA, in Canada and countries with DIN reciprocity with Canada and countries where a DIN or similar authorization is not required to sell MFAs; (iii) evaluated and identified other credible suppliers from China and India for the production of MFAs with whom a director, Mr. Roger Gordon, has had a previous working relationship and other new suppliers identified by management; (iv) ordered our first shipment of Oxytetracycline from China and completed our first sale of MFAs in Canada; and (v) investigated opportunities to act as a sales agent in the United States for potential Asian manufacturers of MFAs.

Our business strategy for each of our two streams of business is provided in greater detail below:

I.	Marketing of Third-party Owned MFAs

The Company is currently engaged in the business of marketing third-party MFAs in two ways: (i) We currently have the right to market and are marketing Oxytetracycline in Canada through a licensing agreement; and (ii) We are also in regular discussions with third parties located in North America and Asia who own DINs or similar authorizations and who are interested in licensing them or entering into sales agency agreements with the Company for the North American marketplace.

The Company does not own presently any DINs or similar authorizations. There is a difference between owning a DIN and having the right to use one. Companies who register and own their own DINs (or similar authorizations) do not have to pay licensing fees and royalties to any third-party, but do have to bear the initial Research and Development, referred to as R & D, and other expenses related to registration, which may be substantial. On the other hand, companies who license DINs (or similar authorizations) from third-parties, have to negotiate and agree on the terms of use of the third-party's DIN (or similar authorization), which may be restrictive, but do not have to bear any R&D or registration costs as these were likely already borne by the licensor. The Company is employing, among other things, economic sensitivity analysis to determine the optimal trade-off between the benefits and costs of DIN (or similar authorization) ownership.

II.	Identification and Registration of Off-patent MFAs

The Company is currently in the exploratory stage of identifying economically viable MFAs whose patents have recently expired, qualifying them for potential generic status. While we have commenced this identification process and have sufficient funds to meet our present expenses for preliminary analysis, we will soon require additional financing to complete a comprehensive market due diligence of the identified MFAs, perform clinical tests, obtain regulatory approvals and cover our administration expenses. Once market due diligence has been completed, we will begin the process of testing and registering the MFAs which have been identified with the FDA. Obtaining FDA approval is critical as it allows us to market the identified MFAs in the United States, the world’s largest market for MFAs.

The process of identifying and registering generic MFAs to receive FDA approval, otherwise known as an abbreviated new drug application (ANADA) is a lengthy one. The ANADA process requires significant financial resources and can take 24-36 months or longer to execute. There can be no assurance that FDA approval of any application will be granted on a timely basis or at all. If we achieve FDA approval, we expect that the production and importation of our identified MFAs will commence within a 9-12 month period thereafter. Thus the total time from fully financed operations to tendering our identified MFAs for final sale to customers in North America is likely to be around three to four years.

The actual manufacture of these MFAs will likely be outsourced to third parties overseas as management believes this to be more cost-effective than domestic production. We intend to market our products to feed mills and large animal producers after obtaining the requisite regulatory approvals.

We currently have an accumulated deficit of $121,823. Our Independent Auditor's Report to our unaudited financial statements for the period ended December 31, 2006 expressed substantial doubt as to our ability to continue as a going concern.

The Offering

Issuer	Pure Pharmaceuticals Corporation.
Securities Being Offered	Up to 6,600,000 shares of common stock, par value $0.001.
Offering Price Per Share

$0.01 per share until our shares of common stock are quoted for trading on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. We arbitrarily determined this offering price based upon, among other things, our lack of operating history and the lack of liquidity in our shares.

Terms of the Offering	The selling shareholders will determine when and how they will sell the shares of common stock offered under this prospectus.
Termination of Offering

This offering will conclude when all of the shares of common stock offered under this prospectus have been sold or such shares no longer need to be registered to be sold or we decide to terminate the registration of such shares.

Shares Outstanding

As of the date of this prospectus, there were 12,600,000 shares of our common stock issued and outstanding. All of our shares of common stock to be sold under this prospectus are being sold by existing shareholders only. Shares held by our two principal shareholders, Mr. Roger Gordon and Mr. Charlie Lee are not being sold under this prospectus.

Use of Proceeds	We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders under this prospectus.
Risk Factors

See "Risk Factors" and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to purchase the shares of common stock offered under this prospectus.

Summary Financial Information

Balance Sheet Data:
	As at December 31,	As at September 30,
	2006 (Unaudited)	2005(1)	2006
Cash	$36,689	$89,177	$54,124
Total assets	47,406	89,177	68,924
Liabilities	14,232	16,577	33,232
Stockholders' equity	33,174	72,600	35,692

Statement of Loss and Deficit Data:
	Period ended December 31,	Year Ended September 30,
	2006 (Unaudited)	2005(1)		2006
Revenue	$5,104	$	Nil	$	Nil
Net loss	4,419		64,441		52,963

(1) As Restated. See Note 7 in Notes to Financial Statements attached.

RISK FACTORS

An investment in our common stock involves a number of very significant risks. You should carefully consider the risks described below and the other information in this prospectus before deciding whether to purchase the shares of common stock offered under this prospectus.

Our business, financial condition, results of operations and cash flow, could be materially adversely affected by any of these risks. The value of our shares of common stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below.

As a development-stage company, we have a very limited operating history on which to base an evaluation of our prospects and our business plan has not been tested. We expect to incur significant losses into the foreseeable future.

The Company is a development stage company. We have just begun marketing operations for a third-party owned MFA, Oxytetracycline, and are in the exploratory phase of identifying generic MFAs that we intend to test and register. Since incorporation on September 24, 2004, we have been involved primarily in organizational activities only. We have earned very limited revenues as of the date of this prospectus and are proposing to enter the highly competitive animal-health market. Our plans for identifying, developing and marketing generic MFAs products may not be successful and we may never attain significant sales or profitability.

Potential investors should be aware of the difficulties normally encountered by new companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the business that we plan to undertake. These potential problems include, but are not limited to, financial viability of licensing agreements for the marketing of third-party owned MFAs, unanticipated problems relating to the completion of due diligence for identifying MFAs available for generic manufacture and sale, obtaining the required regulatory approvals for such identified MFAs and the manufacturing and marketing thereof, and additional costs and expenses that may exceed current estimates.

If and when an MFA which management believes could be economically viable is finally identified, obtaining the required regulatory approvals for the identified MFA is expected to take between 24 and 36 months. This will require additional financing and we will incur increased expenses in connection therewith. We therefore expect to incur significant losses into the foreseeable future.

There is no history upon which to base any assumption as to the likelihood that our business will prove successful, and it is possible that we may not generate adequate operating revenues (if any at all) or achieve profitable operations.

We expect to face competition from a number of companies, some of which have greater financial and other resources than we do.

The animal health business is extremely competitive. We have experienced, and expect to continue experiencing, significant competition in the marketplace. Although we believe we may have a proprietary niche, the size of the animal health industry, specifically the generic MFA marketplace, and many factors beyond our control, including government regulation, will likely encourage other competitors. In particular, several large companies whose product portfolio includes patented or generic MFA products that are similar to or are variations of or constitute the functional equivalents of our identified MFAs will compete with us (see "Description of Business-Competition" for more details).

Many of the companies that will be in direct competition with us have significantly greater resources, more personnel and longer operating histories than we do. To the extent that these companies or new entrants into the market offer comparable products to MFAs which we may identify, at lower prices, our business, results of operations, financial condition and cash flows could be materially adversely affected.

Our competitive position will be based principally on our licensing agreements, product registrations, customer service, product quality, and the selling prices of our identified MFAs. Our competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. We may not have sufficient resources to establish or maintain a competitive position or market share.

We may experience difficulty raising additional capital, which could result in the failure of our business.

We currently have limited operations and revenues. Our current operating funds are not sufficient to fund the costs of implementing our entire business plan, including obtaining the required regulatory approvals for MFAs which we are in the process of identifying. As of December 31, 2006, we had cash in the amount of $36,689. We will need to obtain additional financing in order to implement our business plan.

Our business plan calls for significant expenses in connection with the marketing of third-party owned MFAs, completing due diligence in connection with the identification of MFAs available for generic manufacture and sale and obtaining the required regulatory approvals. While we have commenced the marketing of one MFA (Oxytetracycline) and the identification process and have sufficient funds to meet our present expenses for preliminary analysis of identified MFAs, we will soon require additional financing to: (i) purchase and store more Oxytetracycline for sale in Canada; (ii) commission a third party to complete a comprehensive due diligence of the identified MFAs; (iii) obtain regulatory approvals which are estimated to cost approximately $2.5 million per MFA; and (iv) cover our anticipated administrative costs.

We do not currently have any arrangements for obtaining such financing. Obtaining additional financing will be subject to a number of factors, including general market conditions. These factors may make the timing, amount, terms or conditions of additional financing unfavorable from the Company's standpoint. If we do not obtain a sufficient amount of additional financing, our business could fail.

We have a going concern opinion from our auditors, indicating the possibility that we may not be able to continue to operate without adequate financing.

The Independent Auditor's Report to our unaudited financial statements for the period ended December 31, 2006 included in this prospectus indicates that there are a number of factors that raise substantial doubt about our ability to continue as a going concern. Such factors identified in the report include that we need to generate profitable operations and are in need of obtaining adequate financing. If we are not able to continue as a going concern, it is likely that investors will lose all or a part of their investment.

If sales of our third-party MFAs, including Oxytetracycline, do not gain market acceptance it is unlikely that we will become profitable.

We have just begun marketing Oxytetracycline in Canada, through a DIN that is licensed from a third-party. Our commercial success with Oxytetracycline and other MFAs will depend on a variety of factors, including:

•	our ability to convince customers and potential industry partners that our product is an attractive alternative to other similar products on the market.

•	our ability to manufacture products in sufficient quantity with acceptable quality and at an acceptable cost; and

•	our ability to place and service sufficient quantities of our products.

If our products do not achieve a significant level of market acceptance, demand for our products will not develop as expected and it is unlikely that we will become profitable.

The manufacturers of identified MFAs will be located overseas. Disruptions or delays in manufacturing or transporting the MFAs from overseas could adversely affect our business.

The Company currently has no manufacturing facilities or ability to produce its intended products. We expect to outsource the manufacture of our products to third-parties in Asia as this is we believe that this is more cost-effective compared to domestic production as labour costs, a primary component of the MFA manufacturing process, are generally substantially lower in Asia compared to North America.

The Company has identified Jiangxi Pharmaceutical Factory located in China as its supplier for Oxytetracycline. Currently it is purchasing Oxytetracycline from this FDA approved factory (see FDA website at http://www.fda.gov/cvm/VMF/vmf_sort2.htm)  via an agent. As we identify more MFAs to license/represent or register and produce; we expect to outsource the manufacturing to other third parties in China or India who are yet to be identified. In the event that the Company cannot find manufacturers to produce the identified MFAs or such manufacturers are unable to produce the MFAs or are able to produce the quantities that we order only at a prohibitive cost, this could have a material adverse effect on our business.

Our plans to rely on third-party contractors to manufacture our products may expose us to the risk of not being able to directly oversee the production and quality of the manufacturing process. Furthermore, these contractors, whether foreign or domestic, may experience regulatory compliance difficulties, mechanical shutdowns, employee strikes or other unforeseeable acts that may delay production. Once production of our identified MFAs begin, if at all, we will have only limited experience instructing, supervising and overseeing all aspects of the manufacturing process of the manufacturer. If we fail to adequately establish, supervise, and conduct all aspects of the manufacturing processes, we may not be able to commercialize our products.

All manufactured MFA products will be shipped to us from overseas by air or sea. Any disruption or delay in the delivery of our products to us could have a material adverse effect on our business.

Failure to obtain FDA approval to market our products in the United States may materially adversely affect our business

After we finally identify an economically viable MFA (i.e. complete market due diligence on it), FDA approval, among other approvals, is required before such identified MFAs may be marketed in the United States. In order to obtain FDA approval of an MFA product, we must, among other things, demonstrate to the satisfaction of the FDA that the product is safe and effective for its intended uses and that the product is manufactured with procedures that conform to the FDA's good manufacturing practice, referred to as "GMP", regulations, which must be followed at all times. The process of seeking FDA approvals can be costly, time consuming, and subject to unanticipated and significant delays. Such approvals may not be granted to us on a timely basis, or at all. Any delay in obtaining or our failure to obtain any such approvals may materially adversely affect our business. See "Business - Government Regulation."

Even if we receive FDA approval, our identified MFA products may not be commercially viable.

Even if we are able to successfully receive FDA approval for our generic MFA products, our limited manufacturing experience, capacity and lack of a developed working relationship with our manufacturers may affect our ability to manufacture such products in sufficient quantities and at prices that will be commercially viable. Further, there is a risk that our products may not prove to be as effective as currently available competing products. The inability to successfully obtain FDA approval for our MFA products or a determination by us, for financial, technical or other reasons, not to complete development of any product or application, particularly in instances in which we have made sufficient capital expenditures could also have a materially adverse affect on our business.

Legislative and regulatory developments relating to the use of antibiotics in MFAs may hamper our operations and ability to generate revenue.

The issue of the potential for increased bacterial resistance to certain antibiotics used in certain food-producing animals is the subject of discussions on a worldwide basis and, in certain instances, has led to government restrictions on the use of antibiotic MFAs in food-producing animals. Legislative bills are introduced in the U.S. Congress from time to time, some of which, if adopted, could have a material adverse effect on our business.

Discussions of the antibiotic resistance issue have recently become more active in the U.S. Various sources have published reports concerning the possible adverse effects of the use of antibiotics in food-producing animals. Some of these reports have asserted that major animal producers are reducing the use of antibiotics. It is uncertain what actions, if any, the FDA may take in connection with drug resistant bacteria in animal health products. However, the FDA has proposed a rating system to be used to compare the risks associated with the use of specific antibiotic products in food producing animals, including those to be sold by us. While we do not believe that the presently proposed risk assessment system would be materially adverse to our business, it is subject to change prior to adoption or to later amendment.

In addition, continuing studies of the proper utilization, safety and efficacy of pharmaceuticals and other health care products are continually being conducted by industry, government agencies and others. These studies, which increasingly employ more sophisticated methods and techniques, can question the utilization, safety and efficacy of previously marketed products and in some cases have resulted, and may in the future result, in the discontinuance of their marketing and give rise to claims for damages from person who believe they have been injured as a result of their use.

Should legislative, regulatory or other developments, including an increased influence of consumer groups and other special interest lobbyists on the legislative and/or regulatory process, result in restrictions on the sale of identified MFAs, it could have a material adverse effect on our business, financial position, results of operations and cash flows.

We may incur substantial liabilities in relation to product-liability lawsuits.

The manufacture and sale of generic MFA products involve the risk of product-liability claims. Our insurance coverage, if any, may not be adequate to protect us from any liabilities which we may incur in connection with the commercialization of any of the identified MFAs. Product-liability insurance is expensive and in the future may not be available on acceptable terms, if at all. A successful product-liability claim or series of claims brought against us in excess of our insurance coverage would have a materially adverse effect on our business, financial condition and results of operations. In addition, any claims, even if not ultimately successful, could adversely affect the marketplace's acceptance of our products.

Potential adverse effects on human health linked to the raising or consumption of food-producing animals that utilize MFAs could result in a decrease in our sales.

Should the government find, or the public perceive, a risk to human health from the consumption of food-producing animals which utilize MFAs (such as "Mad Cow" disease) or as a by-product to the raising of such animals (such as the effect of animal waste products on human health), the sale of such food products may decrease resulting in a decline in the use of our products, which could have a material adverse effect on our results of operations, financial condition or cash flows.

We may be adversely affected by price competition and the extension of patent exclusivity.

The generic pharmaceuticals business has historically been subject to intense competition, particularly on the basis of price. As patents and other bases for market exclusivity of branded pharmaceuticals expire, prices typically decline as generic competitors, such as us, enter the marketplace. Normally, there is a further unit price decline as the number of generic competitors increases. The timing of these price decreases is unpredictable and can result in a significantly curtailed period of profitability for a generic product. In addition, brand name and patented pharmaceuticals manufacturers frequently take actions to prevent or discourage the use of generic equivalents. These actions may include:

•	filing new patents on products whose original patent protection is about to expire;

•	developing product improvements;

•	increasing marketing initiatives and filing of additional litigation; and

•	litigation.

A decline in the market price for MFAs identified by us or protective actions taken by brand name and patented pharmaceuticals manufacturers could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Additional capital raised through the sale of share capital will cause dilution to our existing shareholders.

The most likely source of additional capital presently available to us is through the sale of equity capital. Any sale of equity capital will result in dilution to our existing shareholders. As a result, our net income per share, if any, could decrease in future periods, and the market price of our common stock could decline.

The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.

If a market for our common stock does not develop, shareholders may be unable to sell their shares.

There is currently no public market for our shares of common stock and a market may not develop. We intend to apply to have our shares of common stock quoted for trading on the OTC Bulletin Board upon the effectiveness of the registration statement of which this prospectus forms a part. However, it is possible that our efforts to have our shares of common stock quoted for trading on the OTC Bulletin Board are ultimately unsuccessful. Even if we succeed in having our shares quoted for trading on the OTC Bulletin Board, it is possible that our shares do not attain sufficient liquidity. If no market develops for our shares of common stock or there is insufficient liquidity in the shares should the shares be quoted for trading on the OTC Bulletin Board, it will be difficult for shareholders to sell their stock, if at all.

A purchaser of our common stock is purchasing "penny stock" which may limit his or her ability to sell the stock.

The shares of common stock offered under this prospectus constitute penny stock under the Securities Exchange Act of 1934, as amended, referred to as the "Exchange Act". The shares are expected to remain penny stock for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, thus limiting investment liquidity. Any broker-dealer engaged by a purchaser for the purpose of selling his or her shares in our company will be subject to rules 15g-1 through 15g-10 of the Exchange Act, which provide, among other things, that a broker-dealer deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission, referred to as the "SEC", prior to a transaction in a penny stock, provide details of its compensation in a sale of penny stock and provide monthly statements showing the market value of each penny stock held in a customer's account. Rather than complying with these rules, some broker-dealers may refuse to sell our shares on behalf of a purchaser, which may limit the purchaser's ability to sell the shares. See "Plan of Distribution" for a more detailed discussion of the penny stock rules and related broker-dealer restrictions.

We may not be able to enter into manufacturing agreements or other collaborative agreements on terms acceptable to us, if at all, which failure would materially and adversely affect our business.

We cannot be sure that we will be able to enter into manufacturing or other collaborative arrangements with third parties on terms acceptable to us, if at all. If we fail to establish such arrangements when and as necessary, we could be required to undertake these activities at our own expense, which would significantly increase our capital requirements and may delay the development, manufacture and commercialization of the identified MFAs. If we cannot find ways of addressing these capital requirements, we would likely be forced to sell or abandon our business.

Our revenues will be dependent on the continued operation of our suppliers. Any disruption of these supply sources will have a materially adverse effect on our business

The operation of animal health and nutrition manufacturing plants involves many risks, including the breakdown, failure or substandard performance of equipment, power outages, the improper installation or operation of equipment, natural disasters and the need to comply with environmental and other directives of governmental agencies. The occurrence of material operational problems at our suppliers who will manufacture the identified MFAs, including, but not limited to, the above events, may adversely affect our business, results of operations, financial condition and cash flows during the period of such operational difficulties.

Many of the third parties with whom we will conduct business may depend on government approvals, and the failure to maintain these approvals could affect the supply and delivery of the identified MFAs to us or affect the promotion, distribution or sale of the identified MFAs.

We will have arrangements with third parties that depend on regulatory approvals provided to them. Our suppliers are subject to regulatory compliance similar to those described herein. If any one of these third parties is found to have significant regulatory violations, our business could be materially adversely affected if such violations result in an interruption of the supply of products to us. While we intend to take measures where economically feasible and available to secure back-up suppliers, it is possible that such contingency plans are unable to provide adequate and timely products to eliminate any threat of interruption of supply of the identified MFAs to our customers. If our contingency plans are unable to provide adequate and timely products to our customers, it is possible that this will have a materially adverse impact on our business.

The costs of producing the identified MFAs can be subject to price fluctuations, which may adversely effect our operations and financial condition

While the selling prices of the identified MFAs are expected to increase or decrease over time with the cost of producing them, such changes may not occur simultaneously or to the same degree. We may not be able to pass any increases in product costs through to our customers in the form of price increases. Significant increases in the costs of producing the identified MFAs, if not offset by product price increases, would have a material adverse effect upon our results of operations, financial condition and cash flows.

Rapid technological change in our competitive marketplace may render our proposed products obsolete or diminish our ability to compete.

The animal health market is competitive and subject to rapid technological advances. The discovery of new technologies, MFAs, and advances in the application of such technologies to the medical marketplace in general, and the animal health market in particular, may render our products obsolete or non-competitive. Any such changes and advances could force us to abandon our currently proposed product, which would have a material and adverse effect on the Company and its business.

We must hire and retain skilled employees or consultants and will be subject to high labor costs and related increased employment expenses. If we are unable to hire additional qualified personnel or consultants, our ability to continue the business may be harmed.

As the MFA registration process needs to be performed only once and as most participants in the registration industry are free agents, we anticipate that we will primarily utilize consultants and contract personnel, as opposed to employees, to implement the technical portions of our business plan. However, to the extent that we may have to hire full-time employees with expertise in preclinical testing, clinical research and testing, government regulation formulation, manufacturing and sales and marketing, we will be competing with numerous pharmaceutical companies, universities and other research institutions. Competition for such individuals, particularly in North America, is intense, and we cannot be certain that our search for such personnel will be successful.

Skilled consultants in the drug-registration industry are also in great demand. We will be competing for consultants against companies located in North America that are more established than we are and have the ability to pay more cash compensation than we do. We will require scientific personnel in many fields, some of which entail narrow competencies addressed by relatively few companies. As a result, depending upon the success and the timing of clinical tests, we may experience difficulty in retaining highly skilled consultants, particularly scientists. If we are unable to retain skilled scientists or consultants or scientists, our business, financial condition, operating results and future prospects could be materially adversely affected.

See "Description of Business - Requirements for Personnel and other Consultants" for a more detailed discussion of our personnel requirements.

Our Business plan depends upon the successful execution of collaborative arrangements on the part of third-parties who are outside our control.

If we enter into collaborative arrangements for the marketing or sale of our products, our product revenues are likely to be lower than if we marketed and sold our products ourselves. In addition, any revenues we receive would depend upon the efforts of our collaborators, which may not be adequate due to lack of attention or resource commitments, management turnover, and change of strategic focus, business combinations or other factors outside of our control. Depending upon the terms of the collaboration, the remedies we may have against an underperforming collaborator may be limited. If we were to terminate the relationship, it may be difficult or impossible to find a replacement collaborator on acceptable terms, if at all.

Because our directors own approximately 47.6% of our outstanding shares of common stock, they could make and control corporate decisions that may be disadvantageous to other shareholders.

Our directors own approximately 47.6% of the outstanding shares of our common stock. Accordingly, they will have a significant influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations, and the sale of all or substantially all of our assets. They will also have the power to prevent or cause a change in control. The interests of our directors may differ from the interests of our other shareholders and thus result in corporate decisions that are disadvantageous to other shareholders.

A significant number of our common stock will be eligible for sale and their sale or potential sale may depress the market price of our common stock.

We are registering an aggregate of 6,600,000 shares of our common stock for resale pursuant to this registration statement. Sales of a significant number of shares of our common stock could reduce demand for our common stock and have a depressive effect on their market price. Therefore, shareholders may also experience increased difficulty in selling the shares of our common stock in the future.

We may not successfully manage our objectives which could prevent achievement of our business plan and adversely affect our business

Our success will depend upon the effective management and execution of our business plan. This will place a significant strain on our management and on our administrative, operational and financial resources. To manage our objectives, we must expand our facilities, augment our operational, financial and management systems, and hire and train additional qualified personnel. If we are unable to manage our objectives effectively, this may adversely affect our business, results of operations, financial condition and cash flows.

We are dependent on key personnel, the loss of any of whom would likely have an adverse effect on our business

Our operations are dependent on the continued efforts of our officers, Roger Gordon and Charlie Lee, who have a significant amount of business experience in the MFA pharmaceuticals industry. The loss of the services of either of Messrs. Gordon or Lee could have a material adverse effect on us. We do not carry key-man life insurance.

Because our president and secretary have other business interests, they may not be able or willing to devote a sufficient amount of time to our business operations, which could result in an adverse effect on our business

Our President, Roger Gordon, and our Secretary, Charlie Lee, have other business interests in addition to their interests in us. Mr. Gordon is a proprietor and owner of Canadian Life Sciences Ltd. and owns stakes in various business interests outside of the Company related primarily the sale and trade of pharmaceutical and industrial chemicals and heavy farm equipment. Mr. Lee is a partner in Now Trading which specializes in the sale and trade of consumer durables from Asia.

Mr. Gordon and Mr. Lee currently devote 50% of their working time, or 20 hours a week, to the Company. It is expected that once the MFA registration process is complete and the Company achieves a financial condition where it can adequately compensate management on a non-equity basis, management shall ensure a commensurate increase to the time it devotes to the affairs of the Company. While Mr. Gordon and Mr. Lee presently possess adequate time to attend to our interests, it is possible that the demands on Mr. Gordon and Mr. Lee from their other obligations could increase with the result that they would not be able to devote sufficient time to the management of our business, which could have a material adverse effect on our business.

Currency exchange rate fluctuations may adversely affect the financial position of our Company

The Company maintains or seeks to maintain operations in several countries and as a result is exposed to foreign currency risk to the extent that the expenditures incurred by the Company are not denominated in the Company's functional currency, Canadian Dollars. Any significant increase or decrease in the value of the currencies to which the Company is exposed to would have a significant impact on the financial position of our business. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Note regarding forward-looking statements

This prospectus contains "forward-looking statements" that relate to future events or future financial performance. These statements can be identified by words such as "estimates", "projects", "scheduled", "anticipates", "expects", "intends", "plans", "will", "should", "believes", or their negatives or other comparable words, or by discussions of strategy that involve risks and uncertainties. We caution you that no statements contained in this prospectus should be construed as a guarantee or assurance of future performance or results. These statements are subject to a number of risks and uncertainties, including the risks and uncertainties outlined in the "Risk Factors" section, many of which are beyond our control. The actual results that we achieve may differ materially from any forward-looking statements due to such risks and uncertainties. We wish to caution the reader that these forward-looking statements are only estimates or predictions, such as statements regarding the:

•	identifying medicated feed additives, referred to as "MFAs", for generic manufacture and sale;

•	obtaining of regulatory approvals;

•	development of our business; and

•	demand and prices for identified MFAs.

We do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Actual events or results may differ materially due to risks facing us or due to actual facts differing from the assumptions underlying our predictions.

We advise the reader that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock offered under this prospectus by the selling shareholders.

DETERMINATION OF OFFERING PRICE

The selling shareholders will sell the shares of common stock offered under this prospectus at a price of $0.01 per share until our shares of common stock are quoted for trading on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. We arbitrarily determined this offering price and the offering price bears no relationship to our assets, book value or other criteria of value. The factors considered in determining the offering price include our lack of operating history and the lack of liquidity in our shares and the price we believe a purchaser would be willing to pay for a share of our common stock.

DILUTION

All of the shares of common stock to be sold by the selling shareholders under this prospectus are currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

SELLING SHAREHOLDERS

The selling shareholders are offering all of the shares of common stock offered under this prospectus. These shares were acquired from us in private placements that were exempt from registration pursuant to Regulation S under the Securities Act of 1933, as amended, referred to as the "Securities Act". The selling shareholders may, from time to time, offer and sell pursuant to this prospectus any or all of the shares of common stock listed below. When we refer to the "selling shareholders" in this prospectus, we mean (i) those persons listed in the table below and (ii) the pledgees, donees, assignees, transferees, successors or any others who later hold any of the selling shareholders' interests provided a post-effective amendment to the registration statement of which this prospectus is a part is filed, naming such subsequent holders.

The following table sets out, as of the date of this prospectus,  the number of shares owned by each selling shareholder prior to this offering, the number of shares that are to be offered by each selling shareholder under this prospectus, the number of shares that will be owned by each selling shareholder upon completion of the offering and the percentage owned by each selling shareholder upon completion of the offering.

Unless otherwise indicated below, to our knowledge, none of the selling shareholders has, or within the past three years has had, any material relationship with us or any of our affiliates.

The information provided in the table below is based on information provided to us by each of the selling shareholders. Since the date on which the selling shareholders provided this information to us, a selling shareholder identified below may have sold, transferred or otherwise disposed of all or any of the shares held by such selling shareholder in one or more transactions exempt from the registration requirements of the Securities Act. The selling shareholders may, from time to time, offer and sell some, all or none of the shares offered under this prospectus. Because the selling shareholders are not obligated to sell the shares held by them, we cannot estimate how many shares that the selling shareholders will hold upon consummation of any such sales.

Name of Selling Shareholder	Shares Owned Prior to this Offering	Percentage of shares currently held by each shareholder	Total Number of Shares to be Offered for Selling Shareholder's Account	Total Number of Shares to be Owned Upon Completion of this Offering(1)	Percentage to be Owned Upon Completion of this Offering(1)
Jonathan Cohen	500,000	3.968%	500,000	Nil	Nil
Debra Gordon(2)	500,000	3.968%	500,000	Nil	Nil
Derek Nguyen	500,000	3.968%	500,000	Nil	Nil
Kenneth Lee	500,000	3.968%	500,000	Nil	Nil
Anna Kitsaki	500,000	3.968%	500,000	Nil	Nil
Athanasia Kostopoulou	500,000	3.968%	500,000	Nil	Nil
Costantin Tsoulias	500,000	3.968%	500,000	Nil	Nil
Joseph Nakhla	500,000	3.968%	500,000	Nil	Nil
Litsa Perperidis	500,000	3.968%	500,000	Nil	Nil
Andre Guirguis	500,000	3.968%	500,000	Nil	Nil

Stefanos Babaratsas	20,000	0.159%	20,000	Nil	Nil
Ourania Mouratidou	50,000	0.397%	50,000	Nil	Nil
Basile Contakos	60,000	0.476%	60,000	Nil	Nil
Athanasios Siritoudis	60,000	0.476%	60,000	Nil	Nil
Fotgni Papavasiliou	60,000	0.476%	60,000	Nil	Nil
Christos Laptsis	50,000	0.397%	50,000	Nil	Nil
Gus Mentis	60,000	0.476%	60,000	Nil	Nil
Tim Karas	20,000	0.159%	20,000	Nil	Nil
Dimitrios Pilarinos	40,000	0.317%	40,000	Nil	Nil
Tom Perperidis	60,000	0.476%	60,000	Nil	Nil
Arestia Pilarinos	40,000	0.317%	40,000	Nil	Nil
Ekaterini Gabriel	60,000	0.476%	60,000	Nil	Nil
Jordan Costley	20,000	0.159%	20,000	Nil	Nil
Mike Pizzuto	20,000	0.159%	20,000	Nil	Nil
Ari Katsiamitas	20,000	0.159%	20,000	Nil	Nil
George Vriniotis	20,000	0.159%	20,000	Nil	Nil
Colleen Mpokou	30,000	0.238%	30,000	Nil	Nil
Stavros Nicolinas	30,000	0.238%	30,000	Nil	Nil
Constantinos Tseklias	40,000	0.317%	40,000	Nil	Nil
Fotios Papadopoulos	60,000	0.476%	60,000	Nil	Nil
Stavroula Papadopoulas	60,000	0.476%	60,000	Nil	Nil
Joanna Theodoropoulos	60,000	0.476%	60,000	Nil	Nil
Laurie Haliburton	60,000	0.476%	60,000	Nil	Nil
Stavros Siritudis	40,000	0.317%	40,000	Nil	Nil
Roman Francisty	20,000	0.159%	20,000	Nil	Nil
Renata Francisty	20,000	0.159%	20,000	Nil	Nil
Karen Wiger	20,000	0.159%	20,000	Nil	Nil
Roger McBride	40,000	0.317%	40,000	Nil	Nil
Joseph Halychuk	20,000	0.159%	20,000	Nil	Nil
Nolan Kurceba	20,000	0.159%	20,000	Nil	Nil
Athina Velonas	60,000	0.476%	60,000	Nil	Nil
Peter Velonas	60,000	0.476%	60,000	Nil	Nil
Sunita Nakhla	60,000	0.476%	60,000	Nil	Nil
Ryan Kinnear	20,000	0.159%	20,000	Nil	Nil
Donna Durball	20,000	0.159%	20,000	Nil	Nil
Chris Tomas	20,000	0.159%	20,000	Nil	Nil
George Rallis	20,000	0.159%	20,000	Nil	Nil
Sophie Marc-Aurele	40,000	0.317%	40,000	Nil	Nil
Triantafyia Siritoudis	60,000	0.476%	60,000	Nil	Nil
Nikolaos Siritoudis	60,000	0.476%	60,000	Nil	Nil

(1) Assumes that the selling shareholders will sell all of their shares of common stock offered under this prospectus.
(2) Mr. Roger Gordon and Mrs. Debra Gordon are husband and wife.

PLAN OF DISTRIBUTION

The selling shareholders may sell some or all of their shares of common stock offered under this prospectus in one or more transactions, including block transactions.

The selling shareholders will sell their shares at $0.01 per share until our shares are quoted for trading on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. We determined this offering price arbitrarily based upon, among other things, our lack of operating history and the lack of liquidity in our shares. The shares may also be sold in compliance with Rule 144 under the Securities Act.

The selling shareholders may also sell their shares directly to market makers acting as principals, brokers or dealers, who may act as agent or acquire the common stock as principal. Any broker or dealer participating in such transactions as agent may receive a commission from the selling shareholders, or, if they act as agent for the purchaser of such common stock, from such purchaser. The selling shareholders will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so while acting as agent for the selling shareholders, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling shareholders.

In the event sales are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus forms a part. In such post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers. If applicable, the selling shareholders may distribute shares to one or more of their partners who are unaffiliated with us. Such partners may, in turn, distribute such shares as described above. We can provide no assurance that all or any of the common stock offered will be sold by the selling shareholders.

We are bearing all costs relating to the registration of the shares of common stock to be sold under this prospectus. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

The selling shareholders must comply with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, including Regulation M, in the offer and sale of the common stock. In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and, among other things:

1.	May not engage in any stabilization activities in connection with our common stock;

2.	May furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and

3.	May not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

The SEC has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC, which:

•	contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

•	contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties;

•	contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the bid and ask price;

•	contains a toll-free telephone number for inquiries on disciplinary actions;

•	defines significant terms in the disclosure document or in the conduct of trading penny stocks; and

•	contains such other information and is in such form (including language, type, size, and format) as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to proceeding with any transaction in a penny stock, the customer with:

•	bid and offer quotations for the penny stock;

•	details of the compensation of the broker-dealer and its salesperson in the transaction;

•	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

•	monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our common stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling the shares of our common stock held by them.

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Each director is elected by our shareholders for a term of one year to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our Bylaws. We currently have one director, Mr. Roger Gordon. Each of our officers is appointed by the board of directors and serves until he or she is removed from office.

The name, age and position of our present officers and director are set forth below:

Name	Age	Position(s)	Expiration of Term as Director
Roger Gordon	53	President and director	2006
Charlie Lee	32	Secretary, Treasurer and principal accounting officer	N/A

The following provides certain background information about each of our current director and officers:

Roger Gordon, age 53, has been our President and a director since September 24, 2004. Mr. Gordon has over 30 years of experience and has been involved in the pharmaceutical, animal and field chemical and feed business since 1973. He acted as a technical advisor at Swift Canadian, and kept producers informed on selection of feed and water medication choices for the poultry and turkey industry from 1973 to 1976. From 1976 to 1979, he worked in corporate technical sales at Sullivan Strong Scott, a company specializing in the supply of particle reduction, size classification, mixing and bulk material handling equipment to the feed, pharmaceutical, and food industries. As manager of Hudson, a milling supplier of farm chemicals and medications, he pioneered the import of materials from the Orient and built Hudson to a market leader in its field from 1979 to 1990. Subsequently, he was a team leader and product manager at Glaxo Pharmaceuticals from 1990 to 1995 and was in charge of new product introductions and marketing efforts, as well as customer care.

From December 1999 to June 2002, he was a founder and key principal of a private pharmaceutical company, Orbus Life Sciences Inc., which "went public" on the TSX on May 31, 2002 through a merger with another public company, Bovar Inc. The merged company was subsequently renamed Orbus Pharma Inc.  Since Mr. Gordon's departure from Orbus Life Sciences Inc. in June 2002, he has: (i) continued to provide Orbus Pharma Inc. with consulting services on an as-and-required basis and (ii) been self-employed in the business of pharmaceuticals trading and research and development in the animal health industry.

Mr. Gordon currently devotes 50% of his working time to the affairs of the Company. It is anticipated that this will continue into the future.

Charlie Lee, age 32, has been our Secretary, Treasurer and principal accounting officer since September 24, 2004. Mr. Lee has experience in international business, particularly in China. In 1996, he worked for the Province of British Columbia and assisted in the privatization of the highway maintenance program in the province. He worked in corporate banking from 1997 to 2000 at a major North American bank. In 2000, he started his own consulting service and helped Environmental Applied Research Technology House (Earth Canada) Corp, a TSX Venture Exchange listed issuer, develop their business and open their offices in China. In 2003, he was appointed Vice President of Corporate Development and transformed, with the original founders, the company from a fledging research and development corporation to a successful entity by building it up, raising financing and then selling a majority stake to two of Canada's largest money managers. Since June 2004, Mr. Lee has been employed with Now Trading, a firm specializing in sale and trade consumer durables from Asia.   Mr. Lee currently devotes 50% of his working time to the affairs of the Company. It is anticipated that this will continue into the future.

At this time, given our stage of development, we do not have an audit committee financial expert serving on our board of directors and the board as a whole serves as our audit committee.

Director Independence

Using the independence requirements of the NASDAQ stock exchange, the Company has determined that none of its directors can be deemed to be independent.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this prospectus, the total number of shares owned beneficially by each of our directors and officers, individually and as a group. No other shareholders presently own five percent or more of our total outstanding shares.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percentage of Class
Common	Roger Gordon, P.O. Box 55 1594 Stone Mill Park Bellona, NY 14415	3,750,000 (Direct)	29.8%
Common	Charlie Lee, P.O. Box 55 1594 Stone Mill Park Bellona, NY 14415	2,250,000 (Direct)	17.9%
Common	Directors and officers as a Group	6,000,000	47.6%

DESCRIPTION OF SECURITIES

Our authorized capital consists of 100,000,000 shares of common stock, $0.001 par value. As of the date of this prospectus, there were 12,600,000 shares of our common stock issued and outstanding.

Shares of Common Stock

Each share of common stock entitles the holder to one vote at a meeting of our shareholders. There are no cumulative voting rights in the election of directors under our Articles of Incorporation. The shares of common stock are entitled to dividends when, as and if declared by our board of directors from time to time. Upon our liquidation, dissolution or winding up, the holders of our shares of common stock are entitled to participate pro rata in any distribution of our assets (in cash or in kind or partly each) after the payment of all liabilities.

Nevada Anti-Takeover Laws

Nevada Revised Statutes sections 78.378 to 78.3793 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the Articles of Incorporation or Bylaws of the corporation provide that the provisions of these sections do not apply. Our Articles of Incorporation and Bylaws do not state that these provisions do not apply. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting out, among other things, certain rules of conduct and voting restrictions in any acquisition attempt. The statute is limited to corporations that are organized in the State of Nevada and that have 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the State of Nevada, and that conduct business in the State of Nevada directly or through an affiliated corporation.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in us. Nor was any such person connected with us as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The audited financial statements as at and for the periods ended September 30, 2005 and 2006 included in this prospectus have been audited by Dale Matheson Carr Hilton Labonte LLP, Chartered Accountants, as set forth in their report included in this prospectus, and are included in reliance on such report given the authority of Dale Matheson Carr Hilton Labonte LLP, Chartered Accountants, as experts in accounting and auditing.

The validity of the shares of common stock offered hereby have been passed upon by O'Neill Law Group PLLC.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by law. We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such directors and officers is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

ORGANIZATION WITHIN LAST FIVE YEARS

We were incorporated on September 24, 2004 under the laws of the State of Nevada by Mr. Roger Gordon, our President, and Mr. Charlie Lee, our Secretary. Mr. Gordon and Mr. Lee purchased 6,000,000 shares of our common stock at the time of our incorporation for an aggregate purchase price of $6,000.

Pursuant to Rule 405 of the Securities Act, Mr. Gordon and Mr. Lee are our promoters by virtue of their role in founding and organizing the Company since its inception. See "Certain Relationships and Related Transactions" below.

DESCRIPTION OF BUSINESS

General Overview

The Company was formed in order to seek business opportunities in the area of expertise of the Company's principal stockholder, Mr. Roger Gordon, being biological and/or medical products for animal use. The Company operates in the field of generic animal health and nutrition products, specifically medicated feed additives (MFAs). MFAs are used preventively and therapeutically in animal feed to prevent disease and foster growth in livestock. In North America, 90% of all feed to animals contain MFAs. Our intended customers operate in the poultry, swine and cattle markets. The Company is focussing its efforts on generic MFAs, as they have come off patent, therefore making them more economical to register with requisite regulators in the United States and Canada, with a view to bringing the products to market.

We have just begun marketing operations of a third-party owned MFA, Oxytetracycline, and are in the exploratory phase of identifying generic MFAs that we intend to test and register with regulatory authorities with a view to being granted a DIN or similar authorization to market such MFAs in North America (henceforth, the identification process). As market dynamics have undergone significant systemic changes over the past two years with the emergence of avian flu and the attendant fall in poultry consumption worldwide, management has had to conduct the identification process with due deliberation.

As our operations are just beginning and are still in their infancy, the Company’s activities to date have been primarily organizational in nature and as a result the Company must be considered to be in its developmental stage. The Company relies solely on the efforts of its management and director and has no employees, owns few business assets, technology or real estate and since inception has been primarily involved in developing its business plan, preliminarily identifying generic MFAs for registration, and raising initial capital. The Company is adopting a two-pronged approach to entering this market:

1.
Marketing of Third-party Owned MFAs: The Company intends to market MFAs in North America and elsewhere whose DIN or similar authorization the Company has acquired from its third-party owner, either through outright assignment or a license.

2.
Identification and Registration of Off-patent MFAs: This entails identifying, testing and registering the off-patent MFAs with a view to obtaining FDA approval for marketing the same in the United States or elsewhere.

Marketing of Third party Owned MFAs

The Company is currently engaged in the marketing of third-party owned MFAs. In order to sell a particular MFA, we must have the right or permission to sell it via a DIN or similar authorization, depending on the country. We are also in regular discussions with third parties located in North America and Asia who own DINs and are interested in licensing them or entering into sales agency agreements for the North American marketplace. The Company currently has the right to market Oxytetracycline in Canada through a licensing agreement.

MFA	Country	Third Party Ownership of DIN (or similar authorization)
Oxytetracycline	Canada	3rd Party owned DIN - license Agreement with Canada Life Sciences

Apart from the foregoing, the Company does not own any DINs or similar authorizations. There is a difference between owning a DIN and having the right to use one. Companies who register and own their own DINs (or similar authorizations) do not have to pay licensing fees and royalties to any third-party, but do have to bear the initial R&D and other expenses related to registration, which may be substantial. On the other hand, companies who license DINs (or similar authorizations) from third-parties, have to negotiate and agree on the terms of use of the third-party's DIN (or similar authorization), which may be restrictive, but do not have to bear any R&D or registration costs as these were likely already borne by the licensor. The Company is employing, among other things, economic sensitivity analysis to determine the optimal trade-off between the benefits and costs of DIN (or similar authorization) ownership.

Identification and Registration of Off-patent MFAs

The process of identifying and registering generic MFAs with the FDA, otherwise known as an abbreviated new drug application (ANADA) is a lengthy one. The ANADA process requires significant financial resources and can take 24-36 months or longer to execute. However, there can be no assurance that we are successful in obtaining such FDA approvals in the expected time period or at all.

The Company is currently in the exploratory stage of identifying MFAs whose patents have recently expired, qualifying them for potential generic status. While we have commenced this identification process and have sufficient funds to meet our present expenses for preliminary analysis of the MFAs that we have so far identified, we will soon require additional financing to complete a comprehensive market due diligence of the identified MFAs, perform tests, obtain regulatory approvals and cover our administration expenses. Once market due diligence has been completed, we will begin the process of testing and registering the MFAs which have been identified with the FDA. Obtaining FDA approval is critical as it allows us to market the identified MFAs in the United States, the world’s largest market for MFAs.

After we achieve FDA approval, we expect that production of our identified MFAs will commence as soon as practicable. The actual manufacture of the MFAs will likely be outsourced to third parties overseas as we believe that this is more cost-effective compared to domestic production given that labour costs are a primary component of the manufacturing process and that labour costs are generally substantially lower in Asia than in North America.

We intend to market our products to feed mills and large animal producers after obtaining the requisite regulatory approvals.

We have thus far preliminarily identified the following set of MFAs which have met our initial identification criteria:

Preliminarily identified MFAs for Testing and Registration with the Food and Drug Administration (USA) and Health Canada (Canada)
Carprofen	Melengestrol Acetate	Salinomycin
Chloramphenicol	Morantel Tartrate	Salinomycin Sodium
Chlortetracycline	Neomycin Sulfate	Spectinomycin Sulfate
Clorsulon	Nitarsone	Sulfadimethoxine Sodium
Dihydrostreptomycin Sulfate	Oxfendazole	Sulfamerazine Sodium
Fenbendazole	Oxytetracycline	Sulfamethazine
Florfenicol	Oxytetracycline Hydrochloride	Sulfaquinoxaline
Flunixin Meglumine	Penicillin G Potassium	Sulfaquinoxaline Sodium
Furazolidone	Penicillin G Procaine	Sulfathiazole
Ivermectin	Phenylbutazone	Tetracycline Hydrochloride
Levamisole Hydrochloride	Praziquantel	Zearalenone
Levamisole Phosphate	Pyrantel Pamoate	Zeranol
Lincomycin Hydrochloride	Pyrantel Tartrate

The Company intends to market MFAs to feed mills and large animal producers should it obtain the required regulatory approvals for the finally identified MFAs. The Company plans to apply for its own DIN or similar authorization and/or seek same through license agreements or marketing arrangements with established MFA suppliers.

Medicated Feed Additives (MFAs)

Medicated feed additives are pharmaceuticals that are added to the feed of food producing animals to prevent and treat diseases, promoting healthy development and improving food quality and safety. Medicated feed additives include antibiotics, antibacterials, anticoccidials and anthelminties.

The Company is concentrating its efforts on MFA products which are antibiotics. Antibiotics are natural products produced by fermentation and may be used to treat or to prevent diseases in food producing animals. Several factors may contribute to the ill health of livestock, including poor nutrition, environmental and management problems, heat stress and subclinical disease, which may be treated or prevented by the use of antibiotics. The key benefits of antibiotics are:

Prevention and Treatment of Disease: Antibiotics may be used to build the immunity of animals to bacterial infection. When animals become ill, antibiotics may be used to reduce bacteria so that their internal defences can build a tolerance and cure a particular ailment.

Infection Control: Animals are susceptible to many infectious diseases like pneumonia. When one animal becomes ill, antibiotics may be used to protect the rest of the herd or flock from illness. Containment of an illness may be impractical and not economical as every animal must be tested to see if they have been infected.

Optimization of Health: Antibiotics may be used to destroy undesirable bacteria, caused naturally by a grain-based diet, in an animal's stomach. This helps animals digest their food more efficiently, allowing them to grow faster as their nutrient intake is optimized.

Antibiotics must be delivered in accordance with approved FDA procedures and label directions, which provide the user with instructions for the proper delivery of the antibiotic such as the dosage, duration, and withdrawal periods prior to slaughter. The delivery of antibiotics can be done by:

Method	Cost	Comment
Injection	High	Not feasible in large production environments
In water	Mid	Used at first sign of disease outbreak, when sick animals will drink but not eat
In feed (MFA)	Low	Relied upon by the majority of producers

The MFA Industry

Over the last 20 years, the per capita consumption of meat from food-producing animals has increased by 64% from 28 kilograms/person in 1980 to 46 kilograms/person in 2000. As developing nations such as India and China become more affluent, it is likely that their diets will contain more meat thereby indirectly triggering a greater demand for MFAs. In 2005, approximately $5.1 billion was spent on animal pharmaceuticals in the US alone. Worldwide sales were $14.9 billion. MFA sales in the US accounted for approximately $540 million of that total (See U.S Animal Health Institute, press releases at http://www.ahi.org/mediaCenter/pressReleases.asp).

The animal pharmaceutical industry is a high volume and low margin business that has been subject to consolidation in recent years. The 15 global market leaders are responsible for 70% of sales while the market leaders Merial and Pӿzer each have over 10% US market share. The overall food-producing animal health market has grown modestly at 1.9% per annum from 1991 to 2002 (Mackenzie Woods, Nature Magazine, May 2004). However this market is not without its challenges. MFA products including antibiotics, antibacterials, anticoccidials and anthelmintics have experienced a decline of 3.2% since 2002 in the US due to extraordinary recent events such as the avian flu and evolving public perceptions of using “drugs” on animals. As a result, only 5 new drug applications (NADA) and 60 generic drug applications (ANADA) were issued by the FDA last year, nearly all of which were for companion (and not food-producing) animals. The major players in the MFA market include Alpharma, Elanco and Phibro although several other companies and generic manufacturers have MFA products in their portfolios.

The US has one of the world's largest livestock populations and, with the exception of pork, is the world’s largest meat producer. It is also recognized as the most advanced market in terms of production and the most price-sensitive. A 1% increase in feed conversion (ratio of amount of feed required to produce 1 lb of meat) efficiency is highly valued and can mean the difference between profit and loss for breeders.

As MFAs increase feed conversion efficiency and make animals more resistant to diseases, the market is expected to continue to grow. We believe this continued growth is based on increasing global demand for meat protein, especially in developing countries, and growing consumer focus on food quality and safety. The following table sets out the top 10 producers of cattle, poultry and swine in the world and how the US and Canada, the markets the Company seeks to penetrate, rank:

Meat Production 2005 Year End (in 000’s of metric tons)

Cattle & Veal		Swine (Pork)		Broilers (Poultry)
United States	11,317	China, PRC	49,685	United States	15,870
Brazil	8,592	European Union	21,200	China, PRC	10,200
European Union	7,770	United States	9,392	Brazil	9,360
China, PRC	7,140	Brazil	2,800	European Union	7,625
Argentina	3,200	Canada	1,915	Mexico	2,510
India	2,230	Russian Federation	1,755	India	1,900
Mexico	2,125	Japan	1,250	Japan	1,165
Australia	2,125	Mexico	1,195	Argentina	1,080
Russian Federation	1,525	Philippines	1,100	Canada	1,000
Canada	1,475	Korea, South	1,036	Thailand	950

Source:  Livestock and Poultry: World Markets and Trade, online: United States Department of Agriculture, Foreign Agricultural Service <http://www.fas.usda.gov/dlp/circular/2006/06-03LP/toc.htm> (last modified: 30 August 2005).

These figures evidence a robust volume of worldwide meat production. The widespread adoption of modern production techniques is required to remain competitive and manage large numbers of livestock in confined areas. We believe that the use of MFA products will continue to be regarded as an important tool in ensuring animal health and the economic viability of large-scale livestock production as MFAs are among the most efficient and cost-effective methods of dispensing medicated products to vast numbers of animals.

Our Business Strategy

The food-producing animal industry is a commodity marketplace that is extremely price-sensitive. MFA producers thus tend to differentiate their products largely based on price. In the generic MFA market, there are currently no large companies with a monopoly position; neither is the generic market as profitable as the one for patented/proprietary drugs. Global pharmaceutical companies with animal businesses faced with lower returns on capital on MFAs have done one of the following:

1.	Slowed investment in new MFAs- only five new DINs/NADAs for animal drugs were approved by the FDA in 2005 - these were all for companion animals, none for food-producing animals;

2.	Divested their businesses, abandoned their MFA business (e.g. allow their DINs or similar authorizations to expire), or are actively looking for an exit strategy; or

3.	Shifted resources to R&D for human and companion animal drugs instead.

It is our belief that this is a neglected and “orphan” $540 million market in the United States, too small for global pharmaceutical companies to pursue and too large for “mom and pop” shops to invest in. Our business strategy is to be a low cost provider offering choice to feed mills and large animal producers in the US and Canada. For the Company to have a chance at achieving profitability it must:

1.	market an increased number of third-party owned MFAs;

2.	increase the sales volume of third-party owned MFAs; and

3.	identify and register off-patent MFAs with market potential.

Given the challenges and opportunities posed, management believes it would take 18-24 months to become profitable should it execute on items 1 and 2 above. Further financing shall be required in order to execute item 3 and given the substantial initial investment required, it may take longer to generate profits from such activity.

We believe that the following are key to the success of our business strategy:

I.	Lower Registration and Approval Costs

As identified MFAs are generic variations of branded products that have already received FDA approvals, we are not required to conduct extensive testing and clinical trials to obtain FDA approvals for identified MFAs. As a result, we believe that we will incur substantially lower costs in seeking FDA approvals for identified MFAs compared to the costs of obtaining FDA approvals for a new drug.

II.	Low Operating and Manufacturing Costs

We are in the process of securing and negotiating the supply of active ingredients for our preliminarily identified MFA products with certain factories in China and other low cost manufacturing cost centers. We believe that our operating and production costs will be lower than our brand name competitors such as Alpharma, Elanco, and Phibro. We base our belief on the follow factors: (i) We will incur no costs to amortize the development costs of the drugs as all production formulae for off-patent drugs are in the public domain; and (ii) the Company will have a flatter sales structure than many of the brand name competitors resulting in less overhead.

III.	Our Sales & Marketing Network

We intend to sell identified MFAs to feed mills and large animal producers at a discount compared to the price of similar branded MFA products. Our management team has 30 plus years of experience in the procurement of active ingredients and the marketing of MFA products. Mr. Gordon, our President, has developed an extensive network, to which he has supplied MFA products for 30 years.

The FDA Registration and Approval process

As the FDA registration and approval process for our identified MFAs plays a significant role in determining the success of the Company, a detailed explanation of the FDA approval process and what it entails is provided below:

I.	Product Identification and Feasibility Study

Once our MFA identification process is finally completed and following a thorough economic feasibility analysis and consultation with animal producers, the Company will continue its dialogue with the FDA's Center for Veterinary Medicine or "CVM" relating to registering the MFAs. The CVM is the animal drugs branch of the FDA and is responsible for new drug (NADA) and generic drug (ANADA) approvals.

To obtain FDA approval for a new drug, extensive testing and clinical trials are generally required to be conducted. This process can take 8 to 10 years of research in getting each new drug approved and generally costs a minimum of $25 million per MFA. However, if a drug to be offered is a generic variation of a branded product that has already received FDA approval and come off-patent exclusivity, extensive testing and clinical trials are not required. An ANADA may be submitted to the FDA demonstrating the bioequivalence of the generic drug to the branded drug. FDA approval for a generic product generally takes 24 to 36 months or longer. This process generally costs substantially less than obtaining approval of a new drug. We believe the estimated cost for obtaining approval is approximately $2.5 million per MFA or $4.5 million should the Company decide to register two; due to economies of scale in administration and "registration consultant" fees.

II.	Testing and Approval

To obtain FDA approval for a generic MFA product, test data must be submitted demonstrating the safety and effectiveness of the product. It is currently anticipated that the Company will engage the services of a third party FDA approved laboratory to initially test once the MFAs have been identified before any filings for the required registration applications is made. Once a protocol has been established, we expect to conduct certain tests to show that these MFA products are safe for the target animal, have the intended effect, and that edible products derived from such animals are safe for human consumption. As these products will be generic in nature, there is already significant scientific data supporting the safety and the benefits of the products, and no clinical studies need to be carried out. We are required to simply replicate in a controlled environment the results of a similar brand-name product. This replication entails the carrying out of standard tests for bioequivalence and tissue-quality.

Once the appropriate tests are completed, registration applications will be submitted to the FDA for approval of our MFAs. As obtaining approval is critical in the success of this venture, the Company is currently expecting to retain the services of an ex-FDA executive as an expert consultant to assist us through the regulatory process. In addition, our management team has experience in working with the FDA and has established a working relationship with the FDA's CVM branch.

Approval times can vary depending on the completeness and accuracy of the safety and efficacy of the data submitted. A statutory review time of 180 days is imposed once a registration has been completed. An approval decision must be made, or the sponsor must be advised why an application cannot be approved, within this time period. Depending on the completeness of a registration application and requests for additional information from the FDA's CVM branch, the review time can take longer.

The cost to complete this process with the FDA is estimated to be approximately $2.5 million per MFA or $4.5 million for two. This amount includes third-party testing fees, FDA filing fees, consultants' fees, and other registration expenses. Given these high costs, we initially expect to manufacture only around one or two identified MFAs depending on the amount of financing we are able to secure, if any at all.

Requirements for Personnel and other Consultants

I.	MFA registration and regulatory compliance

As most actors in the drug-registration industry are free agents, we anticipate that we will primarily utilize consultants and contract personnel, as opposed to full-time employees, to implement the technical portions of our business plan relating to registration of identified MFAs with the FDA and other regulatory authorities.

II.	Product quality and overseas logistics

In order to execute our overseas outsourcing model, the Company shall also rely on consultants in China or India to ensure product quality and timely delivery. However, if our business grows, the Company expects to hire full-time staff in the respective manufacturing country at $12,000 per employee per annum. The Company believes that it may require one full time employee within the next 12 months and may hire more employees if business requirements so warrant.

III.	Sales and marketing

We currently have no designated sales and marketing staff, nor any internal sales or distribution capabilities. In order to commercialize our products (if any are identified and approved) we intend to develop internal sales, marketing and distribution capabilities to target particular markets for our products, as well as make arrangements with third parties to perform these services for us with respect to other markets for our products. We cannot be certain that we will be able to establish these capabilities internally or hire sales personnel with appropriate expertise to market and sell our products, if approved.

In addition, even if we are able to identify one or more acceptable collaborators to perform these services for us, we may not be able to enter into any collaborative arrangements on favorable terms, or at all.

IV.	Estimated costs of hiring personnel and retaining consultants

We estimate that the approximate costs of hiring personnel and/or retaining skilled consultants for our two streams of business will be as follows:

Marketing of Third-party Owned MFAs

Immediate personnel requirements (for Oxytetracycline Sales in Canada)
Location and Task	Nature of retainer	Cost
Asia - Local Quality Assurance individual	Contract or Full Time Employee	One Consultant @ $1,500 USD per month (OR) One Full-time Employee @ $1,000 USD per month
Asia - Logistical Support	Contract	Typically included with freight and shipping services provided by the local contractor
North America - Logistical Support	Contract	Typically included with freight and shipping services provided by the local contractor
North America - Sales	Provided by Management	No currently anticipated expense
North America - Back-office	Provided by Management	No currently anticipated expense

Identification and registration of off-patent MFAs

Immediate personnel requirements
Location and Task	Nature of retainer	Cost
North America - Identification of commercially viable MFAs for FDA registration	Management	No currently anticipated expense
North America - Market Research and preliminary due diligence of identified MFAs	Management	No currently anticipated expense

Medium-term personnel requirements (within the next 6 months)
Location and Task	Nature of retainer	Cost
North America - Initial consulting for FDA registration of MFAs identified by management	Contract	USD$ 5,000

Long-term personnel requirements (beyond 6+ months)
Location and Task	Nature of retainer	Cost
North America - Full FDA registration	Contract	USD$ 2.5 million inclusive
North America - Clinical testing	Contract
North America - All other approvals	Contract

Manufacturing and Quality Control

Quality, timely delivery and an agile sales and marketing strategy are crucial to both the execution of selling third-party owned MFAs now, and the Company-owned MFAs in the future. Details of our strategy for both are explained below.

We intend to outsource the manufacturing of our identified MFA products to third parties. There are a small number of factories globally that can produce MFA products. A key consideration in the manufacture of MFA products is the ability to secure the active ingredient used in such products. We have had an ongoing dialogue with Chinese suppliers of active ingredients with whom one of our principals, Mr. R. Gordon has had an ongoing working relationship with for the last 10 years. With respect to any arrangements the Company might enter into, we will try to negotiate exclusivity for our geographic regions with the factories.

Our MFA products will be manufactured in accordance with pharmaceutical industry and FDA regulations known as GMP. The FDA has a process in place which certifies a factory's GMP status. Further to the quality guidelines set forth in the GMP, we will carry front-running tests of sample products, prior to their shipment from these factories, to ensure quality.

We have thus far preliminarily identified a set of approximately ten (10) factories in Asia which have met our criteria of having: (i) low production costs and (ii) experience working with FDA guidelines evidenced by the fact that they already have a factory profile and voluntary “master file” status with the FDA.

The Company intends to market at least three (3) third-party owned MFAs in the next 12 months. To this end, we have thus far:

•	identified one factory and purchased and sold initial quantities of Oxytetracycline; and

•
engaged in discussion with two (2) other factories which manufacture two (2) MFAs that the Company is presently trying to negotiate with the DIN owner for the right to market in the US or Canada. For these two factories, the Company has yet to discuss final pricing, but has received early pricing estimates which we believe permits us to sell MFAs up to 10% cheaper than the market incumbents.

We expect that the gross sale price that our products can achieve in North America will roughly represent a 10-40% mark-up above our offshore manufacturing costs.

Sales and Marketing

Companies selling MFAs differentiate their products primarily based on price as little innovation in MFA products has occurred in the last 20 years. As the market is an “orphan” market, there are few generic alternatives to branded MFA products as shown in the table below (see http://www.fda.gov/cvm/VMF/vmf_sort1.htm).

Drugs	Competing Products	Percentage
306	1 to 5	77.5%
40	6 to 10	10.1%
26	11 to 20	6.6%
23	20+	5.8%
395	Total Drugs

Of the total animal drug universe of 395 animal drugs registered with the FDA Database as of the 2005 year-end, 78% have only 1-5 competitors. 10% have 6-10, and the remaining 12.4% have more than 10 competitors. Even this data is overstated because one drug company can have more than one variant of an MFA and that is double, triple, or counted even more times as a competing product.

We intend to provide a lower cost alternative to our customers. Although we intend to market identified MFAs at certain tradeshows, advertising in the MFA marketplace is often done by word-of-mouth. Sales are generally based on quality, price and the industry reputation of the supplier.

We intend to sell the identified MFAs directly to feed mills and large animal producers. Feed mills and large animal producers account for a majority of MFA consumption in the US. Sales may also be made to veterinarians and buying cooperatives. To complement direct sales, we currently intend to engage qualified and experienced local agents and have created a website http://www.purepharmacorp.com to facilitate direct online ordering for repeat customers and as a source of information for end users. We intend to set the prices for identified MFAs uniformly to avoid arbitrage and price erosion.

Competition

The Company will face competition from incumbents. This may come in the form of predatory pricing, innovation, or both. We expect to compete with several large companies such as Alpharma, Elanco, Phibro, and several other generic manufacturers that have MFAs in their portfolios, that have greater financial and other resources than we do. To the extent these companies or new entrants into the market, offer comparable products to identified MFAs at lower prices, our business, results of operations, financial condition and cash flows could be materially adversely affected.

Furthermore, evolving public attitudes towards MFAs, increasing government regulation, and alternatives from commercial manufacturers of non-antibiotic MFA can have a significant impact on our customers and us.

Our competitive position will be based principally on our family of MFAs (third-party and company owned) our ability to provide a reliable low-cost supply from Asia, Mr. Gordon’s industry contacts and customers, our delivery model and future product registrations. Our competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. We may not have sufficient resources to establish or maintain a competitive position or market share against the largest animal health drug companies listed below:

Veterinary medicines: worldwide sales

Rank	Company	12 Months '05 (in millions $)	% Percent	MFA World Market
1	Pfizer Animal Health	$2,206.0	82.0%	$ 1,900.0 or roughly 13% of the total veterinary medicines market
2	Merial Ltd.	$1,987.0
3	Intervet International	$1,313.0
4	DSM Animal Nutrition	$1,217.0
5	Bayer Animal Health	$1,027.0
6	BASF Animal Nutrition	$1,018.0
7	Fort Dodge Animal Health	$881.0
8	Elanco Animal Health	$863.0
9	Novartis Animal Health	$860.0
10	Schering-Plough Animal Health	$851.0
	Top 10 Total	$12,223.0
	Others	$2,677.0	18.0%
	Total World Market	$14,900.0	100.0%

Source: Wood Mackenzie and Fountain AgriCounsel LLC
Note: The Animal Health Industry in 2005
http://www.ifahsec.org/annual_report/RA_IFAH_2005_global final.pdf
http://www.fountainagricounsel.com/Reports_Published.htm#Feedstuffs2006

Government Regulation

I.	General Regulatory Regime

In the United States, governmental oversight of animal health products is shared primarily by the United States Department of Agriculture (USDA), and the FDA. The FDA is responsible for the safety and wholesomeness of the human food supply. It regulates foods intended for human consumption and, through the CVM, also regulates the manufacture and distribution of animal drugs, including MFAs. It also develops technical standards for animal drug safety and effectiveness and evaluates data bases necessary to support approvals of veterinary drugs. The USDA, on the other hand, monitors the food supply for animal drug residues. A third agency, the Environmental Protection Agency (EPA), has jurisdiction over certain products applied topically to animals or premises to control external parasites.

Generally, government regulation of pharmaceutical products used in food producing animals includes detailed inspection of and controls over testing, manufacturing, safety, efficacy, labelling, storage, record keeping, reporting, approval, advertising, promotion, sale and distribution, among other things.

II.	FDA Approval of Generic Animal Drug Applications (ANADA)

FDA regulatory procedures generally applicable to generic pharmaceutical products depends on whether the branded drug to which the generic version is equivalent or comparable is the subject of an approved New Animal Drug Application, or "NADA", which has been reviewed for both safety and effectiveness. If the drug to be offered is a generic variation of a branded product that is the subject of an NADA which has been approved for both safety and effectiveness, an Abbreviated New Animal Drug Application, or “ANADA”, must be submitted to the FDA for approval prior to marketing.

FDA approval of an ANADA is based on satisfactory demonstration of safety and efficacy. Efficacy requirements are based on the desired label claim and encompass all species for which label indication is desired. Safety requirements include target animal safety and, in the case of food animals, drug residues and the safety of those residues must be considered. In addition to the safety and efficacy requirements for animal drugs used in food producing animals, the environmental impact must also be determined. Depending on the compound, the environmental studies may be quite extensive and expensive. In many instances the regulatory hurdles for a drug which will be used in food producing animals are at least as stringent if not more so than those required for a drug used in humans.

All applications for regulatory approval of generic drug products pursuant to an ANADA must contain data relating to product formulation, raw material suppliers, stability, manufacturing, packaging, labeling and quality control, among other information. ANADAs also must contain data demonstrating the bioequivalence of the generic drug to the branded drug. Each product approval limits manufacturing to a specifically identified site or sites. Supplemental filings to allow the manufacture of products at new sites also generally require review and approval. In addition, certain changes to the manufacturing process, drug ingredients and labeling also can require regulatory review and approval.

The FDA may deny an application if applicable regulatory criteria are not satisfied, require additional testing or information, or require post-marketing testing and surveillance to monitor the safety or efficacy of a product. There can be no assurance that we may be able to obtain FDA approval of any application on a timely basis or at all. Moreover, even if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which it may be marketed.

III.	Post-approval Compliance

Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. Among the conditions for approval of an application is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform to GMP. The plant must be inspected biannually by the FDA for determination of compliance with GMP after an initial pre-approval inspection. After FDA approval, any manufacturing changes that may have an impact on the safety and/or efficacy must be approved by the FDA prior to implementation. In complying with standards set forth in these regulations, manufacturers must continue to expend time, money and effort in the area of production and quality control to ensure compliance.

IV.	Regulation of Manufacturing

Manufacturers of MFA products are required to comply with the FDA's current GMP regulations. GMP encompasses all aspects of the production process, including validation and record keeping, in addition to standards for facilities, equipment and personnel, and involves changing and evolving standards.

V.	Penalties for Non-compliance

The FDA may penalize companies for non-compliance in connection with the development or approval of an ANADA in the following ways. The FDA can:

•	permanently or temporarily prohibit them from submitting or assisting in the submission of an ANADA;

•	temporarily deny approval of, or suspend applications to market, particular generic drugs;

•	suspend the distribution of all drugs approved or developed pursuant to ANADAs of such companies;

•	withdraw approval of an ANADA;

•	seek civil penalties against such company; and

•	under appropriate procedures, significantly delay the approval of any pending ANADA.

PLAN OF OPERATION

Our plan of operation for the twelve months following the date of this prospectus is to focus on completing the due diligence in identifying MFAs for registration with the FDA and to file ANADA(s) to market the MFA products we have identified in the United States. We anticipate the cost of obtaining such FDA approvals to be approximately $2.5 million per MFA.

Over the next 12 months, we anticipate spending an additional approximately $20,000 on professional fees and administrative expenses, including fees payable in connection with the filing of this registration statement and complying with reporting obligations. Total expenditures over the next 12 months are therefore expected to be approximately $30,000. This describes all our contractual obligations or other commitments which could require cash outlay over a twelve month period from the balance sheet date. As noted elsewhere, the lease commitment does not involve any expense.

Our cash reserves are not sufficient to meet our funding needs beyond the next twelve-month period. As a result, we will need to seek additional funding in the near future. We currently do not have a specific plan for obtaining such funding, however, we anticipate that any additional funding will be in the form of equity financing from the sale of our common stock. We currently do not have any arrangements in place for any future equity financing. We may also seek to obtain short-term loans from our directors, although no such arrangements have as yet been made. There can be no assurance that we are able to raise sufficient funding from the sale of our common stock or through director loans to meet our funding needs after the next twelve months. See "Milestones" (below) for more information on our intended plan of operation for the next twelve months.

The Independent Auditor's Report to our unaudited financial statements for the period ended December 31, 2006 included in this prospectus indicates that there are a number of factors that raise substantial doubt about our ability to continue as a going concern. Such factors identified in the report include that we need to generate profitable operations and are in need of obtaining adequate financing. For these and other related reasons our auditors believe that there is substantial doubt that we will be able to continue as a going concern. See "Risk Factors".

Results of Operations (unaudited) for the Three months ended December 31, 2006

During this quarter, we sold approximately $5,104 worth of licensed third-party MFAs, thereby booking our first revenue from the sale of licensed third-party MFAs. We incurred operating expenses in the amount of $122,844 for the period from our inception on September 24, 2004 to December 31, 2006. Our net loss for the period commencing October 1, 2006 and ending December 31, 2006 was $4,419.

As at December 31, 2006, we had cash of $36,689 and working capital of $33,174.

Management believes that it will take 18-24 months to become profitable should its business plan relating to the marketing of third-party owned MFAs succeed. We do not anticipate earning revenues from the second stream of our business model (MFA identification and registration) until after we have obtained FDA approvals for the marketing of identified MFAs in the United States and begin the production and marketing thereof.

Results of Operations for Period Ending September 30, 2006

We did not earn any revenue from the period from our inception on September 24, 2004 to September 30, 2006. We incurred operating expenses in the amount of $52,963 for the year ended September 30, 2006. These operating expenses were comprised primarily of $38,322 for professional fees and $14,641 in office and general expenses. Our net loss for the year ended September 30, 2006 was $52,963.

As at September 30, 2006 we had cash of $54,124 and working capital of $35,692.

Results of Operations for Period Ending September 30, 2005(1)

We did not earn any revenue from the period from our inception on September 24, 2004 to September 30, 2005. We incurred operating expenses in the amount of $64,441 for the year ended September 30, 2005. These operating expenses were comprised primarily of $39,463 for professional fees and, $24,978 in office and general expenses. Our net loss for the year ended September 30, 2005 was $64,441.

As at September 30, 2005, we had cash of $89,177 and working capital of $72,600.

(1) As Restated. See Note 7 in Notes to Financial Statements attached.

Milestones

Our Progress so far

During the April to June 2006 Quarter, we acquired a licence (CAS: 6153-64-6) to market Oxytetracycline in Canada. In the July 2006 to September 2006 Quarter, we identified, using our available funds, a third party manufacturer of MFAs in the Far East (Jiangxi Pharmaceutical Factory) and have secured, procured and tested our first shipment of MFAs from overseas. During the next quarter October 2006 to December 2006, we sold approximately $5,104 worth of our procured MFAs, thereby booking our first revenues from the sale of licensed third-party MFAs.

The following is a chronological description of the milestones we hope to achieve over the next twelve months (by quarter) in order to effectuate our business plan and make the Company successful. Projections on expenses, inventory, etc. are approximations only, and are subject to adjustments based on the evolving requirements of the business and costs of these requirements. These milestones do not have to necessarily be completed in this order. We are currently into the first month of the second quarter listed below.

January 2007-March 2007 Quarter

During this phase, our officers and directors will provide all the labor necessary to effect our business plan at no charge (see "Executive Compensation"). Since we intend to operate with very limited administrative support, our officers and directors are expected to continue to be responsible for the everyday operations of the Company and the marketing effort to market our products well into the immediate future. In this quarter, we expect to continue to explore for more opportunities to sell Oxytetracycline in Canada although we do not expect to seek additional funds to build-up more inventories of Oxytetracycline at this time.

April 2007-June 2007 Quarter

Based on our financial condition, we expect to start putting together a commission-based sales force to market our third party MFAs in North America at around this time. We expect that this will require an initial expenditure of at least $1,000 to locate and attract qualified local agents. Depending on the success of our efforts, we expect this sales force to be fully constituted within a 12 to 18 month period. Our website, www.purepharmacorp.com will also complement our efforts in this area. We expect that an initial cost of $500 to upgrade our website will be required. We expect to defray these expenses from the Company's operating income and cash reserves.

July 2007- September 2007 Quarter

By August 2007, we expect to have finalized management's list of preliminarily identified off-patent MFAs for which we intend to obtain FDA approval for marketing in the US and elsewhere (see "Description of Business - Identification and Registration of Off-patent MFAs"). Soon after, we intend to retain a consultant for an opinion on and analysis of our preliminarily identified MFAs with regards to the feasibility and ease of obtaining FDA registration for the same. We expect that initial consulting fees for a consultant specializing in FDA registration matters will cost roughly $5,000 which is expected to be disbursed from our operating funds.

October 2007- December 2007 Quarter

After obtaining the external consultant's opinion and analysis of our preliminarily identified MFAs, we will need funds to start setting in motion the process of FDA Registration and Approval for the MFAs we finally identify for full ANADA registration (See "Description of Business - The FDA Registration and Approval process"). The cost to complete this process with the FDA is estimated to be approximately $2.5 million per MFA or $4.5 million for two. This amount includes third-party testing fees, FDA filing fees, consultants' fees, and other registration expenses. Given these high costs, these steps are dependent on the availability of external financing (likely through private placements of our common stock or other securities). We expect to start initiating solicitation of financing for this phase of our business plan during this quarter depending on market conditions.

January 2008 - March 2008 Quarter and beyond

Depending on the timing and success of the Company's efforts to secure adequate funds through equity financing, we expect to start the testing and approval phase of the ANADA registration process for one (1) or two (2) finally identified MFAs soon after. The entire process is expected to take around 24-30 months to complete. Assuming we are able to secure adequate financing for the process by March 2008, we can expect to achieve final FDA approval by around March or September 2010. If we are successful, we can likely produce and bring to market the approved off-patent MFAs within 9-12 months of FDA approval. However, the cost of building up an inventory of these MFAs for the North American marketplace will likely be substantial and require additional external financing. It is hard to estimate these costs given the difficulties of prognosticating market and economic conditions in 2010, but we expect that we will likely initially require an additional $1 million of external financing (either through the sale of our common shares, director loans or other financing arrangements) for these purposes.

DESCRIPTION OF PROPERTY

We currently do not own any property. We currently lease our principal office and warehouse located at 1594 Stone Mill Park, Bellona, New York from the director of the Company, Mr. Roger Gordon, for a nominal rent. The premises are in good repair and provide about 3000 square feet of storage space. The lease expires on September 24, 2009. If the lease expires or is terminated for any reason, the Company intends to relocate to alternative premises in upstate New York owned by a third party who is yet to be identified.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as disclosed herein, none of the following persons has had, since the date of our incorporation, any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

•	Any director or officer;
•	Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
•	Any promoter; and
•	Any member of the immediate family of any of the foregoing persons.

On September 24, 2004 we issued 3,750,000 shares of our common stock to Mr. Roger Gordon for proceeds of $3,750 and 2,250,000 shares of our common stock to Mr. Charlie Lee for proceeds of $2,250.

On June 30, 2006, we entered into a contract with Canadian Life Science Ltd., a company owned by Mr. Roger Gordon, a promoter, to secure the right to market Oxytetracycline in Canada through a licensing arrangement. Pursuant to the terms of this contract, the Company shall pay Canadian Life Science Ltd. the greater of 1% of all net sales revenue of the licensed products or USD$2500 annually, first payment due September 30, 2007 throughout the term of the contract in exchange for the exclusive license to use the Oxytetracycline DIN owned by Canadian Life Science Ltd. The term of the contract is for a period of two years and may be renewed by the Company under the same terms and conditions for three consecutive two-year periods or the expiry of the Oxytetracycline DIN, whichever is earlier. It is anticipated that Mr. Gordon will receive approximately USD$5,000 through the life of the contract.

On September 24, 2004, we entered into a five year, rent free, lease agreement with Mr. Roger Gordon, a promoter, for our office premises in Bellona, NY.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No Public Market for Common Stock

There is presently no public market for our common stock. We anticipate making an application for trading of our common stock on the OTC Bulletin Board upon the effectiveness of the registration statement of which this prospectus forms a part. We also plan to file a Form 8-A registration statement with the SEC prior to the effectiveness of the Form SB-2 registration statement. The filing of the Form 8-A registration statement will cause us to become a reporting company with the SEC under the Exchange Act concurrently with the effectiveness of the Form SB-2 registration statement. We must be a reporting company under the Exchange Act in order for our common stock to be eligible for trading on the OTC Bulletin Board. A further requirement is that a market maker must file an application on our behalf in order to make a market for our common stock. We are still in the process of identifying a market maker. We can provide no assurance that our shares will be traded on the bulletin board or, if traded, that a public market will materialize. If our common stock becomes traded on the OTC Bulletin Board, then the sale price to the public will vary according to prevailing market prices or privately negotiated prices by the selling security holders.

The Securities Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or quotation system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that:

(a)	contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

(b)
contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of Securities' laws;

(c)	contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;

(d)	contains a toll-free telephone number for inquiries on disciplinary actions;

(e)	defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and

(f)	contains such other information and is in such form, including language, type, size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with:

(a)	bid and offer quotations for the penny stock;

(b)	the compensation of the broker-dealer and its salesperson in the transaction;

(c)	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

(d)	a monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a suitably written statement.

These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock if it becomes subject to these penny stock rules. Therefore, if our common stock becomes subject to the penny stock rules, stockholders may have difficulty selling those securities.

Holders of Our Common Stock

As of the date of this registration statement, we had fifty-two (52) registered stockholders.

Rule 144 Shares

None of the shares of our common stock are currently available for resale under Rule 144 of the Securities Act of 1933.

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company's common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

1.    One percent of the number of shares of the Company's common stock then outstanding, which, in our case, will equal approximately 101,000 shares as of the date of this prospectus; or

2.    The average weekly trading volume of the Company's common stock during the four calendar weeks preceding the filing of a notice on form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Under Rule 144(k), a person who is not one of the Company's affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. None of the shares of our common stock are presently available to be sold by shareholders in compliance with Rule 144(k).

Stock Option Grants

To date, we have not granted any stock options.

Registration Rights

We have not granted registration rights to the selling security holders or to any other persons.

We are paying the expenses of the offering because we seek to:

1.	become a reporting company with the SEC under the Exchange Act; and

2.	enable our common stock to be traded on the OTC Bulletin Board.

We believe that the registration of the resale of shares on behalf of existing stockholders may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board.

We consider that the development of a public market for our common stock will make an investment in our common stock more attractive to future investors. We presently have sufficient funds to pursue our stated plan of operation, however, after a twelve month period, we will require additional financing for operational expenses. We believe that obtaining reporting company status under the Exchange Act and trading on the OTC Bulletin Board should increase our ability to raise these additional funds from investors.

EXECUTIVE COMPENSATION

Our officers have received no compensation for their services to us to date. We have not granted any stock options to our officers to date. There are no stock option, retirement, pension, or profit sharing plans for the benefit of our officers. In addition, we have not entered into any employment or consulting agreements with our officers. We have not compensated and have no arrangements to compensate our directors for their services to us. Members of management shall be paid a commensurate salary once the Company becomes profitable.

REPORTS TO SHAREHOLDERS

As a result of the filing of this registration statement, the Company is obligated to file with the SEC certain interim and periodic reports including an annual report containing audited financial statements. You may read copies of any materials we file with the SEC at the SEC's Public Reference Room at Headquarters Office, 100 F Street, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that will contain copies of the reports we file electronically at www.sec.gov. We will voluntarily send an annual report, including audited financial statements, only to shareholders who request such. To obtain annual reports from us, please direct your requests, in writing, to: Pure Pharmaceuticals, P.O. Box 55, 1594 Stone Mill Park, Bellona, NY 14415 Attention: President. We will send you the reports without charge.

FINANCIAL STATEMENTS

Our fiscal year end is September 30. We will provide audited financial statements to our shareholders on an annual basis prepared by our independent auditors. Our audited financial statements from inception on September 24, 2004 to September 30, 2006 and unaudited financial statements for the quarter ending December 31, 2006 follow.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no changes in or disagreements with our accountants.

PURE PHARMACEUTICAL CORPORATION
(A Development Stage Company)

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Pure Pharmaceutical Corporation:

We have audited the accompanying balance sheet of Pure Pharmaceutical Corporation (a development stage company) as of September 30, 2006 and 2005 and the statements of operations, stockholders’ equity and cash flows for the years then ended and for the period from September 24, 2004 (inception) through September 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Pure Pharmaceutical Corporation as of September 30, 2006 and 2005 and the results of its operations and its cash flows and the changes in stockholders’ equity for the years then ended and for the period from September 24, 2004 (inception) through September 30, 2006 in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DMCL
DALE MATHESON CARR-HILTON LABONTE LLP
“DMCL” CHARTERED ACCOUNTANTS
Vancouver, Canada
December 12, 2006

PURE PHARMACEUTICAL CORPORATION (A Development Stage Company) BALANCE SHEETS
	December 31, 2006 (Unaudited) - $ -	September 30, 2006 (Audited) - $ -	September 30, 2005 (Audited) - $ -
			(Restated - see Note 7)
ASSETS
Current
Cash	36,689	54,124	89,177
Inventory	10,717	14,800	-
	47,406	68,924	89,177

LIABILITIES
Current
Accounts payable and accrued liabilities	14,232	33,232	16,577
	14,232	33,232	16,577

STOCKHOLDERS’ EQUITY
Authorized:
100,000,000 common shares
With a par value of $0.001
Issued and Outstanding:
12,600,000 common shares
(September 30, 2006 and 2005 - 12,600,000)	12,600	12,600	12,600
Additional paid up capital	145,000	142,600	133,000
Share subscriptions receivable	(2,000)	(2,000)	(8,000)
Accumulated comprehensive loss	(603)	(104)	(559)
Deficit accumulated during the development stage	(121,823)	(117,404)	(64,441)
	33,174	35,692	72,600
	47,406	68,924	89,177

-See Accompanying Notes-

PURE PHARMACEUTICAL CORPORATION
(A Development Stage Company)

STATEMENTS OF OPERATIONS

	Three months ended December 31, 2006 (Unaudited) - $ -	Year ended September 30, 2006 (Audited) - $ -	Year ended September 30, 2005 (Audited) - $ -	Period from September 24, 2004 (Inception) to September 30, 2006 (Audited) - $ -	Period from September 24, 2004 (Inception) to December 31, 2006 (Unaudited) - $ -
			(Restated - see Note 7)
Revenue	5,104	-	-	-	5,104
Cost of sales	4,083	-	-	-	4,083
	1,021	-	-	-	1,021

Expenses
Financing fees	-	-	5,600	5,600	5,600
General and administrative	5,440	52,963	58,841	111,804	117,244
Net loss	(4,419)	(52,963)	(64,441)	(117,404)	(121,823)

Basic and diluted loss per share	(0.00)	(0.00)	(0.01)

Weighted average number of common shares outstanding	12,600,000	12,600,000	9,345,013

PURE PHARMACEUTICAL CORPORATION
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	Three months ended December 31, 2006 (Unaudited) - $ -	Year ended September 30, 2006 (Audited) - $ -	Year ended September 30, 2005 (Audited) - $ -	Period from September 24, 2004 (Inception) to September 30, 2006 (Audited) - $ -	Period from September 24, 2004 (Inception) to December 31, 2006 (Unaudited) - $ -
			(Restated - See Note 7)
Cash Flows From Operating Activities
Net loss	(4,419)	(52,963)	(64,441)	(117,404)	(121,823)
Non-cash administrative expenses	2,400	9,600	9,600	19,200	21,600
Net change in non-cash working capital balances:
Inventory	4,083	(14,800)	-	(14,800)	(10,717)
Accounts payable	(19,000)	16,655	16,577	33,232	14,232
Net cash used in operations	(16,936)	(41,508)	(38,264)	(79,772)	(96,708)

Cash Flows From Financing Activities
Subscriptions receivable	-	6,000	-	6,000	6,000
Capital stock issued	-	-	128,000	128,000	128,000
Net cash provided by financing activities	-	6,000	128,000	134,000	134,000

Effect of exchange rate changes	(499)	455	(559)	(104)	(603)

Increase (Decrease) In Cash	(17,435)	(35,053)	89,177	54,124	36,689

Cash, beginning	54,124	89,177	-	-	-
Cash, ending	36,689	54,124	89,177	54,124	36,689

Supplementary Cash Flow Information:
Cash paid for:
Interest	-	-	-	-	-
Income taxes	-	-	-	-	-

-See Accompanying Notes-

PURE PHARMACEUTICAL CORPORATION
(A Development Stage Company)

STATEMENT OF STOCKHOLDERS’ EQUITY

PERIOD FROM SEPTEMBER 24, 2004 (INCEPTION) TO DECEMBER 31, 2006

(Restated - See Note 7)	Common Shares
	Number	Par Value	Additional Paid-in Capital	Share Subscriptions Receivable	Accumulated Other Comprehensive Income (loss)	Deficit Accumulated During the Development Stage	Total
		$	$	$	$	$	$
Balance, September 24, 2004 (Date of Inception)	-	-	-	-	-	-	-
Net loss
Balance, September 30, 2004
Shares issued for cash
- January 2005, at $0.001	6,000,000	6,000	-	-	-	-	6,000
- January 2005, at $0.01	5,000,000	5,000	45,000	-	-	-	50,000
- March 2005, at $0.05	1,600,000	1,600	78,400	(8,000)	-	-	72,000
Donated capital	-	-	9,600	-	-	-	9,600
Foreign currency translation adjustment	-	-	-	-	(559)	-	(559)
Net loss	-	-	-	-	-	(64,441)	(64,441)
Balance, September 30, 2005	12,600,000	12,600	133,000	(8,000)	(559)	(64,441)	72,600
Share subscriptions received	-	-	-	6,000	-	-	6,000
Donated capital	-	-	9,600	-	-	-	9,600
Foreign currency translation adjustment	-	-	-	-	455	-	455
Net loss	-	-	-	-	-	(52,963)	(52,963)
Balance, September 30, 2006 (Audited)	12,600,000	12,600	142,600	(2,000)	(104)	(117,404)	35,692
Donated capital	-	-	2,400	-	-	-	2,400
Foreign currency translation adjustment	-	-	-	-	(499)	-	(499)
Net loss	-	-	-	-	-	(4,419)	(4,419)
Balance, December 31, 2006 (Unaudited)	12,600,000	12,600	145,000	(2,000)	(603)	(121,823)	33,174

-See Accompanying Notes-

PURE PHARMACEUTICALS CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM SEPTEMBER 24, 2004 (Inception) to DECEMBER 31, 2006

1.	NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated in the State of Nevada on September 24, 2004. The Company is a Development Stage Company as defined by Statement of Financial Accounting Standard (“SFAS”) No. 7. The Company intends to operate in the animal health products industry focusing on generic medicated feed-additive pharmaceuticals that foster health in food producing animals. The Company is in the exploratory stage of identifying medicated feed-additives which have come off-patent, qualifying them for potential generic status and has narrowed its focus to medicated feed-additive pharmaceutical products that may be used to prevent disease and enhance growth in food producing animals.

Going Concern
These financial statements have been prepared on a going concern basis. The Company has incurred losses since inception through December 31, 2006, resulting in an accumulated deficit of $121,823 and further losses are anticipated in the development of its business raising substantial doubt about the Company’s ability to continue as a going concern. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has plans to seek additional capital through a private placement of its common stock. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are expressed in U.S. dollars. The Company’s fiscal year end is September 30.

b)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. At the date of these financial statements the Company held no cash equivalents.

c)	Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the periods reported. Actual results could differ from those estimates.

Significant estimates and assumptions used by management are the future tax rates used to determine deferred tax assets and liabilities.

PURE PHARMACEUTICAL CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM SEPTEMBER 24, 2004 (Inception) to DECEMBER 31, 2006

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)	Inventory

Inventory comprises finished goods for re-sale. Finished goods are valued at the lower of cost on a first-in, first-out basis and net realizable value.

e)	Foreign Currency Translation

The Company’s functional currency is the Canadian dollar and its reporting currency is the United States dollar. The financial statements of the Company are translated to United States dollars in accordance with SFAS No. 52 “Foreign Currency Translation”. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation are included in comprehensive income, as a separate component of stock holders’ equity. Foreign currency transaction gain or losses are included in net loss. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

f)	Financial Instruments

The carrying value of cash, and accounts payable and accrued liabilities approximates their fair value because of the short maturity of these instruments. The Company’s operations are in Canada and virtually all of its assets and liabilities are giving rise to market risks from changes in foreign currency rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

g)    Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it more likely than not will utilize the net operating losses carried forward in future years.

h)    Revenue Recognition

Revenues are recorded upon shipment of products and determination that collection is reasonably assured.

PURE PHARMACEUTICAL CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM SEPTEMBER 24, 2004 (Inception) to DECEMBER 31, 2006

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)	Basic and Diluted Net Loss Per Share

The Company computes net loss per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the statement of operations. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all potentially dilutive common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all potentially dilutive shares if their effect is anti dilutive. The Company has not issued any potentially dilutive instruments since inception and accordingly loss per share is equal to basic loss per share.

j)	Stock Based Compensation

On March 1, 2006, the Company adopted SFAS No. 123 (revised 2004) (SFAS No. 123R), Share-Based Payment, which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. In January 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and instead generally requires that such transactions be accounted for using a fair-value-based method. The Company uses the Black-Scholes-Merton (“BSM”) option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R, consistent with that used for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation. The Company has elected the modified prospective transition method as permitted by SFAS No. 123R and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123R. The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options, restricted stock, restricted stock units, and employee stock purchase plan shares that are ultimately expected to vest as the requisite service is rendered beginning on March 1, 2006, the first day of the Company’s second quarter in its fiscal year 2006.

PURE PHARMACEUTICAL CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM SEPTEMBER 24, 2004 (Inception) to DECEMBER 31, 2006

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)	Stock Based Compensation (continued)

Prior to the adoption of SFAS No. 123R, the Company measured compensation expense for its employee stock-based compensation plans using the intrinsic value method prescribed by APB Opinion No. 25. The Company applied the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, as if the fair-value-based method had been applied in measuring compensation expense. Under APB Opinion No. 25, when the exercise price of the Company’s employee stock options was equal to the market price of the underlying stock on the date of the grant, no compensation expense was recognized.

The Company has not granted any common stock options since inception and accordingly, their has been no impact on the Company’s results of operations as a result of the adoption of this standard in the second quarter ended March 31, 2006.

k)	Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. The Company’s accumulated other comprehensive loss consists solely of accumulated foreign currency translation adjustments. The Company had a comprehensive loss of $65,000 and $52,508 which includes a foreign currency translation gain (loss) of $(559) and $455 at September 30, 2006 and 2005, respectively.

l)	Recent Accounting Pronouncements

(i)
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities". This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

(ii)
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The adoption of SFAS No. 158 had no impact on the financial position or results of operations of the Company.

(iii)
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures

PURE PHARMACEUTICAL CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM SEPTEMBER 24, 2004 (Inception) to DECEMBER 31, 2006

l)	Recent Accounting Pronouncements (continued)

(iii)
about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be the fiscal year beginning October 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its financial statements.

(iv)
In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The adoption of SAB No. 108 had no impact on the financial position or results of operations of the Company.

3.	COMMON STOCK

The total number of authorized common stock that may be issued by the Company is 100,000,000 shares of stock with a par value of $0.001 per share.

During the period ended September 30, 2005 the Company issued 12,600,000 shares for total cash proceeds of $128,000.

During the year ended September 30, 2006 the Company collected $6,000 of shares subscriptions due at September 30, 2005.

The Company has not granted any common stock options or warrants since inception.

4.	RELATED PARTY TRANSACTIONS

Effective September 24, 2004, the Company has leased office space from a director of the Company, for a period of 5 years, expiring September 24, 2009. The lease is on a rent free basis. However, the Company will record an equivalent fair value of $800 per month. (See Note 6).

All related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

PURE PHARMACEUTICAL CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM SEPTEMBER 24, 2004 (Inception) to DECEMBER 31, 2006

5.	INCOME TAXES

As of December 31, 2006, the Company has estimated tax loss carry forwards for tax purposes of approximately $122,000 which expire by 2026. These amounts may be applied against future federal taxable income. Utilization of these carry forwards is dependent on the Company generating sufficient future taxable income. Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization has not been determined to be more likely than not to occur.

The Company reviews its valuation allowance requirements annually based on projected future operations. When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance would generally be reflected in current income.

The actual income tax provisions differ from the expected amounts calculated by applying the statutory income tax rate to the Company’s loss before income taxes. The components of these differences are as follows:

		September 30,
	December 31, 2006	2006		2005
		$		$
		(as Restated - See Note 7)

Loss before income tax	(4,419)		(52,963)		(64,441)
Statutory tax rate	15.00%		15.00%		15.00%

Expected tax expense (recovery)	(663)		(7,944)		(9,666)
Decrease resulting from:
Amounts not deductible for tax	360		1,440		1,440
Unrecognized loss carry forward	303		6,504		8,226

Income tax provision	-		-		-

The Company’s tax-effected deferred tax assets and liabilities are estimated as follows:

			September 30
	December 30, 2006		2006		2005
	$		$		$

Net operating loss carry forwards		15,033		14,730		8,226
Valuation allowance		(15,033)		(14,730)		(8,226)
Net deferred tax asset		-		-		-

PURE PHARMACEUTICAL CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM SEPTEMBER 24, 2004 (Inception) to DECEMBER 31, 2006

6.	DONATED CAPITAL

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. A director of the Company has leased premises to the Company for no charge. The estimated fair value of the rent has been recorded as donated capital as follows:

	Three months ended December 31, 2006		Year ended September 30, 2006		Year ended September 30, 2005		September 24, 2004 (Inception) to September 30, 2006		September 24, 2004 (Inception) to December 31, 2006
	$		$		$		$		$
Rent		2,400		9,600		9,600		19,200		21,600

7.	RESTATEMENT

The Company has restated its financial statements for the year ended September 30, 2005 in order to: (1) record the fair value of donated rent provided to the Company by a director, being $9,600, an amount that was previously unrecognized; and (2) reduce general and administrative expenses and increase accumulated other comprehensive loss by translation gains and losses of $559.

	September 30, 2005
Balance Sheet	As Reported		Adjustments		As Restated
	$		$		$
Additional paid in capital		123,400		9,600		133,000
Accumulated deficit		(55,400)		(9,041)		(64,441)
Accumulated other comprehensive loss		-		(559)		(559)

	Year Ended September 30, 2005
Statement of Operations		As Reported		Adjustments		As Restated
	$		$		$
General and administrative		49,800		9,041		58,841
Net loss for the year		(55,400)		(9,041)		(64,441)
Basic and diluted net loss per share		(0.00)		(0.00)		(0.00)

8.    SUBSEQUENT EVENTS

The share subscription receivable of $2,000 at December 31, 2006 was received subsequent to the period end.

Until ninety days after the date this registration statement is declared effective, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our Bylaws.

Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation that is not the case with our Articles of Incorporation. Excepted from that immunity are:

(1)	a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest;
(2)	a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);
(3)	a transaction from which the director derived an improper personal profit; and
(4)	willful misconduct.

Our Bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless:

(1)	such indemnification is expressly required to be made by law;
(2)	the proceeding was authorized by our board of directors;
(3)	such indemnification is provided by us, in our sole discretion, pursuant to the powers vested in us under Nevada law; or
(4)	such indemnification is required to be made pursuant to the Bylaws.

Our Bylaws provide that we will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the company, or is or was serving at the request of the company as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under our Bylaws or otherwise.

Our Bylaws provide that no advance shall be made by us to an officer of the company (except by reason of the fact that such officer is or was a director of the company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the company.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated expenses of the offering are as follows(1):

SEC Registration Fee	$13.48
Accounting Fees and Expenses	5,000.00
Legal Fees and Expenses	5,000.00
Transfer Agent Fees	1,000.00
Miscellaneous Expenses	2,000.00
TOTAL	$13,013.48

(1) All amounts are estimates other than the SEC Registration Fee.

We are paying all expenses of the offering listed above. No portion of these expenses will be borne by the selling shareholders. The selling shareholders, however, will pay any other expenses incurred in selling their shares of common stock, including any brokerage commissions or costs of sale.

RECENT SALES OF UNREGISTERED SECURITIES

We issued 6,000,000 shares of common stock on September 24, 2004 to each of Roger Gordon, our President, and Charlie Lee, our Secretary. These shares were issued pursuant to Section 4(2) of the Securities Act of 1933 (the "Securities Act") at a price of $0.001 per share, for total proceeds of $6,000. The 6,000,000 shares of common stock are restricted shares as defined in the Securities Act.

We completed an offering of 5,000,000 shares of our common stock at a price of $0.01 per share to a total of 10 purchasers on February 13, 2005. The total amount we received from this offering was $50,000. We also completed an offering of 1,600,000 shares of our common stock at a price of $0.05 per share to a total of 40 purchasers on August 1, 2005. The total amount we received from this offering was $80,000. We completed both these offerings pursuant to Regulation S of the Securities Act. Each purchaser represented to us that they were a non-US person as defined in Regulation S. We did not engage in distribution of these offerings in the United States. Appropriate legends were affixed to the stock certificate issued to each purchaser in accordance with Regulation S. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to any of the purchasers.

EXHIBITS

Exhibit No.	Description
3.1	Articles of Incorporation(1)
3.3	Bylaws(1)
5.1	Revised Opinion of O'Neill Law Group PLLC.
23.1	Consent of Dale Matheson Carr Hilton Labonte LLP, Chartered Accountants.
23.2	Consent of O'Neill Law Group PLLC (included in Exhibit 5.1)
______________
(1) Filed as an exhibit to our Registration Statement on Form SB-2 filed with the SEC on June 1, 2006.

UNDERTAKINGS

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)
Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in this registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration Statement; and

(c)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any change to such information in the registration statement.

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Toronto, on this 12th day of April, 2007.

PURE PHARMACEUTICALS CORPORATION

BY: /s/ Roger Gordon
Roger Gordon
President

KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Roger Gordon, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Signature:	Title:	Date:
/s/ Roger Gordon Roger Gordon	President, Principal Executive Officer and Director	April 12, 2007
/s/ Charlie Lee Charlie Lee	Secretary and Principal Financial Officer	April 12, 2007